2004 Annual Report



1 Focus

Gardner Denver

1994 – 2004

10

Years of Profitable Growth

Financial Highlights

(Dollars in Millions, Except Per Share Amounts)	2004	2003	% Change	1994	10-year CAGR[1]
Revenues					
Compressor and Vacuum Products	$589.4	369.0	59.7%	153.9	14.4%
Fluid Transfer Products	150.1	70.5	112.9%	21.9	21.2%
Total	739.5	439.5	68.3%	175.8	15.4%
Operating Earnings					
Compressor and Vacuum Products	46.7	27.8	68.0%	16.7[2]	10.8%
Fluid Transfer Products	15.1	4.1	268.3%	(5.3)[2]	N/A[3]
Total	61.8	31.9	93.7%	11.4[2]	18.4%
Cash Flows From Operating Activities	76.8	46.3	65.9%	17.5	15.9%
Net Income	37.1	20.6	80.1%	1.7[2]	36.0%
Diluted Earnings Per Share	1.92	1.27	51.2%	0.12[2]	32.0%
Total Assets	1,028.6	589.7	74.4%	203.3	17.6%
Total Stockholders' Equity	405.5	265.9	52.5%	42.3	25.4%
Capital Expenditures	19.6	12.0	63.3%	4.3	16.4%

1 Compound annual growth rate (CAGR) is calculated from 1994, the year in which Gardner Denver was spun-off from Cooper Industries, Inc.

2 Excludes non-recurring write-offs from base year.

3 10-year CAGR is not presented due to negative operating earnings in base year.

1994 - 2004
Stockholders' Equity
(Dollars in Millions)



450
400
350
300
250
200
150
100
50
94 95 96 97 98 99 00 01 02 03 04

1994 - 2004
Diluted EPS
(Dollars)



2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
94* 95 96 97 98 99 00 01 02 03 04

*Excludes non-recurring write-offs

1994 - 2004
Operating Cash Flows
(Dollars in Millions)



80
70
60
50
40
30
20
10
94 95 96 97 98 99 00 01 02 03 04
Capital Expenditures

6 Strategies advance our objective of achieving profitable growth and doubling our revenues every five years





1 - Acquire complementary products

2 - Pursue international markets

3 - Embrace new technologies

4 - Reduce costs

5 - Accelerate new product development

6 - Manufacture proprietary products

– COMPRESSOR AND VACUUM
– FLUID TRANSFER

2004 Industries Served

2004 Revenues By End User
Pro Forma Including Nash Elmo



Energy 19%
Chemical 9%
Food Processing 5%
Paper 5%
Automotive Services 3%
Water Treatment 2%
Other 4%
Transportation 20%
Industrial Manufacturing 33%

1994 - 2004
U.S. and Non-U.S. Revenues

(Dollars in Millions)



800
700
600
500
400
300
200
100
94 95 96 97 98 99 00 01 02 03 04
Non-U.S. Revenues
U.S. Revenues

TO OUR SHAREHOLDERS:

*Gardner Denver's achievements in 2004, and throughout the past decade, are notable as milestones of growth. But, more importantly, they created **the potential to build greater value** for our customers and our shareholders in the future.*

Ross J. Centanni, Chairman, President and Chief Executive Officer

Founded in 1859, and re-established in 1994, Gardner Denver completed its 10th anniversary as a public company in 2004. During the past decade, we grew revenues over four-fold, increased our market capitalization from approximately $30 million to $800 million, and emerged as a global company with leadership in key market segments. Today, our presence spans the globe, with manufacturing, packaging, service and distribution facilities in 20 countries on every continent, except Antarctica. This global profile reduces our reliance on the U.S. and Western European manufacturing economies, improves our cost structure and positions us to participate in faster growing market segments throughout the world.

The Company's strong operating cash flow has enabled us to fuel growth through strategic investments. Since 1994, we have invested $540 million in 17 acquisitions and $123 million in capital projects to broaden our product line, improve our cost structure and increase our speed to market. By effectively investing capital in people, products, technologies and distribution channels we have achieved a leadership position with many well-established, respected brands and a large, worldwide installed equipment base that drives a profitable aftermarket business.

As a result of our growth and strategic investment, we have tremendous operating leverage and flow-through profitability, as demonstrated by the more than 100 basis point increase in our operating margins and 80% net income growth in 2004 compared to the prior year.

Major achievements in 2004 illustrate the power of our strategy to open new markets and add new channels of distribution for our existing products. Two significant acquisitions in 2004 together represented the addition of over $400 million in annual pro forma revenues. In January 2004, we acquired Syltone, a manufacturer of compressors, blowers and loading arms. Syltone is the world's second largest manufacturer of loading arms and is a leading provider of blowers used in truck loading and unloading, which increased our share of the transportation segment. In September 2004, we acquired Nash Elmo, the world's largest manufacturer of liquid ring pumps and a leading manufacturer of side channel blowers. This acquisition broadened our product offerings and global reach. The acquisition provides low cost manufacturing facilities in China and Brazil and establishes a presence in other locations around the world to support sales, customer service and packaging.

Also in September 2004, we celebrated the official opening of our new compressor assembly and packaging facility in Shanghai. We now have significant "on the ground" capabilities to source lower-cost materials and position Gardner Denver to meet the demand for our products in Asia, where manufacturing and infrastructure development is rapidly growing.

Gardner Denver's achievements in 2004, and throughout the past decade, are notable as milestones of growth. But, more importantly, they created the potential to build greater value for our customers and our shareholders in the future.

With each acquisition, we have efficiently rationalized manufacturing and sales channels across product lines. We can more profitably meet our customers' pricing, application, delivery, performance and aftermarket service requirements. This is a tremendous competitive advantage in that we simultaneously lower our costs while increasing quality and service.

A good example of how this works is the integration of Syltone into the Gardner Denver business model. We consolidated a Syltone plant into existing production facilities and we were able to begin internal production of a blower Syltone had previously outsourced. Syltone also previously purchased key components externally. We now manufacture these parts at a lower cost and with greater quality assurance. Thus, we are able to use a Gardner Denver core competency of machining to enhance the quality and profitability of an existing Syltone product.

We will continue to cultivate our competitive advantages by integrating acquired businesses onto our common enterprise resource planning system, utilizing our manufacturing centers of excellence, enhancing our relationships with distributors and OEMs, and advancing our e-commerce, lean manufacturing and inventory management initiatives.

Inventory management is emerging as an important opportunity to increase our efficiency and cash flows. Pilot projects recently implemented at selected facilities have shown that increasing inventory controls, and improving our systems to focus on more precise materials purchasing plans, can significantly increase our inventory turnover. As we roll out the inventory management initiative company wide, we have set a target of increasing inventory turns from 4.6 at the end of 2004 to 7.0 by the end of 2007.

Our expanded reach around the globe and diversified range of industries served introduce new political, currency, competitive and economic variables to consider. However, the bell weather indicators for our business – such as the rise in manufacturing capacity utilization and the increase in petroleum rig count – currently support an encouraging outlook for 2005 and 2006. The Company is much better positioned today to benefit from macro economic improvements, while being protected from downturns in any single economy.

Our business improvement initiatives pay off remarkably when the manufacturing economy improves and incremental revenues rise. Once we cover our fixed operating costs, incremental revenues translate directly to increased operating earnings, with approximately 20 to 25 cents of each dollar of organic revenue growth falling directly to operating earnings. In 2004, we believe $52.7 million of organic growth translated into $12.3 million of incremental operating earnings.

Since going public in 1994, we have met our objective to double revenues every five years - even amid prolonged economic downturns. Our operating earnings have grown faster than revenues over this same period. Acquisitions have been the engine of growth in our mature industry of capital equipment manufacturing. We will continue to plan for long-range opportunities, as well as continue to execute our six strategies for growth. In the near-term, we'll focus on achieving the full value of synergies from our acquisitions and implementing additional programs to strategically invest capital and increase cash flow.

Gardner Denver's roots extend back 145 years, providing a heritage that is both a source of pride and a foundation to continue the operating improvements and profitable growth that have marked our past 10 years as a public company. We appreciate your interest in years past and are pleased to offer you the opportunity to grow with us into the future.



Ross J. Centanni
Chairman, President and Chief Executive Officer
March, 2005



THE POWER OF

Opening new markets and adding new channels

When Gardner Denver went public in 1994, it was with one focus: to build value for our shareholders by continuing to deliver benefits to our customers. In the ensuing decade, we have consistently executed our growth strategy and Gardner Denver has achieved a leadership position in the global marketplace. We've grown through international acquisition, global expansion, new product introduction and by strengthening our distribution channels. At the same time, we've improved our operating strength and performance through greater scale, efficiency, cost savings and new technologies.

LEVERAGING A WORLD OF OPPORTUNITY.

Gardner Denver expanded its global presence and market access in 2004 through acquisition and new facility development. Among the highlights was the acquisition of Nash Elmo, the largest producer of liquid ring pumps in the world and a leading manufacturer of side channel blowers, which substantially broadened our product offerings and global presence. With established manufacturing facilities in Germany, China and Brazil, the addition of Nash Elmo brings increased worldwide sales, customer service and packaging opportunities, as well as a lower cost manufacturing footprint.



Additionally, Nash Elmo significantly increases Gardner Denver's exposure to markets with higher growth rates. As an example, Nash liquid ring pumps will be used as core infrastructure components as China and the rest of Asia continue to build power generation capabilities to satisfy the region's rapid growth. Specifically, Nash Elmo expands Gardner Denver's presence in India, by providing energy-efficient vacuum and blower systems to the Indian Oil Corporation, the subcontinent's leading oil company.

In China, the opening of our new packaging and assembly facility in Shanghai complemented the existing Nash Elmo factory. Together, they represent a stronger platform for growth in the Chinese market



Driving Market Leadership

As the world's leading manufacturer of liquid ring pumps, Nash Elmo supplied these important components to this paper mill. The pumps help to effectively dry the paper as it runs through the production machines and, unlike most other pumps, are able to process corrosive materials without incurring internal damage. Gardner Denver serves a wide range of industries from process applications to waste water treatment based on the high quality and superior reputation of these liquid ring pumps.

Maximizing Leverage

Gardner Denver continues to pursue international markets while solidifying our position in a wide variety of industries. This shipment of drilling pumps is being readied for delivery to the largest company in Mexico, PEMEX, a significant customer in the oil and gas market. As sales in this cyclical industry continue to increase, Gardner Denver proactively seeks opportunities to maximize sales, and leverage our leadership in the energy sector.



and throughout Asia. Extensive engineering efforts have been made to localize components of Gardner Denver rotary screw compressors to make the units more cost competitive in Asia.

Building further on our strategy to pursue international markets, Gardner Denver created a sales presence in Shanghai and Mexico. In addition, we have also undertaken large projects for leading Mexican companies such as PEMEX and Shell/Fluor.

Gardner Denver has re-emerged in South Africa, building on the distributorship that was part of the 2001 acquisition of Belliss & Morcom. We have enhanced production, sales and service capabilities in South Africa, positioning Gardner Denver to expand our markets beyond the PET plastic bottle industry to include breathing and industrial air applications. This expansion offers the potential for future product offerings and market share growth.



DEVELOPING LEADING-EDGE PRODUCTS.

Focusing on technology and product development, Gardner Denver introduced a number of new offerings to both extend and complement our product lines. The development of the new Heliflow twisted three-lobe blower, which reduces noise and pulsation, represents the "next generation" product as well as an important enhancement to our current line. The new "Q2 Sound" enclosure packaging developed for the Heliflow will be incorporated into both two and three-lobe blowers, providing our customers with superior noise abatement.

The value of Gardner Denver's dedication to research and development is reflected in the new line of global variable frequency drive single and two-stage compressor packages, to be released in 2005. Utilizing virtual reality applications, the development process reduces prototype iterations and increases reliability, thus simultaneously increasing time to market and quality, while reducing costs.

THE POWER OF

Enhancing performance and value

Gardner Denver's focus on delivering benefits to customers is supported by our focus on efficiency, synergy and partnerships in engineering, manufacturing and delivery. This focus supports our ability to be more responsive to customers and price our products competitively.



REDUCING OPERATIONAL COSTS, INCREASING CUSTOMER SATISFACTION.

Gardner Denver's integration of the Syltone acquisition has included the consolidation of our Mobile Transport Sales into one sales and marketing organization in Europe and one in the U.S. This measure effectively reduces operational costs, while offering customers a broader selection of blower products.

Additionally, we now manufacture key components that Syltone previously outsourced. Through this change, we have increased our control over the supply, cost and quality of the product. Our increased operating efficiency is a benefit we can pass along to customers through enhanced quality and delivery.



A measurable example of our dedication to operating efficiency is the Compressor Division's core competency in developing rotor profiles and airend technology. By maintaining these key skills in house, we generate significant annual cost savings and accelerate product development. This team has designed a new line of single and two-stage, high-efficiency airends for the new global line of compressors.

BUILDING GLOBAL COMPETITIVENESS THROUGH STRATEGIC VENDOR PARTNERSHIPS.

Gardner Denver's strategic vendor partnership initiative, which is key to the new global line of compressors, has extended our access to industry-leading worldwide vendors.



Deliver Results

Heidelberg, the legendary name in printing presses, utilizes side channel blowers made by Nash Elmo. These blowers are located in an air cabinet, which creates a vacuum. This vacuum is used to feed the paper into the printing press. The side channel blowers are a critical feature in maximizing the speed of the press. Our customers rely on our products to help them deliver results.



Proven Performance



Compressed air, because it is both economical and powerful, is used as a "fourth utility" in many industries, including applications at this Sears Automotive Center. Backed by 85 years of proven performance, Gardner Denver's Champion air compressors continue to set the standard, helping to supply this high-profile customer with the necessary resources to remain a leader in the competitive auto service marketplace.

We are focused on developing partnerships with vendors whose credentials are essential for success. This includes working with industry leaders with global presence, who offer extended engineering services and prototypes to promote design integrity and who back their products with competitive pricing and warranties. Through these partnerships, we gain opportunities for extensive input into the development process and leverage the expertise of our vendors, while also keeping our products competitively priced.

Because low total cost of ownership is a priority for our customers, we have developed our air audit program as another way to help companies improve their overall operating performance by reducing energy costs. Gardner Denver's air audits are a proven method through which we provide our clients with a measurable benchmark and a clear path to bottom-line savings and return on investment. We help them maximize the full potential of their systems by measuring the power and flow of their compressed air systems and benchmarking them against best practices.

Based on our advanced air audits and engineering expertise, we recommend system-level strategies that generate immediate savings and measurable returns on investment. We are able to significantly reduce a plant's energy, maintenance and back-up rental costs. An air audit can stabilize system pressure, replace worn compressors with more efficient units and reduce compressed air waste. Consequently, the air system can operate more efficiently with less compressor capacity and at a lower system pressure, translating into lower costs for our customers.


GARDNER DENVER

BEING ROOTED IN VALUES – HELPS DRIVE VALUE.

Gardner Denver's ability to perform and deliver for customers, through both prosperous and challenging economic times, is rooted in our history as a company that dates back to 1859. Our focus on continuous improvement for the benefit of our customers around the world is a cultural value instilled throughout the organization. Through the dedication of our employees, Gardner Denver is poised to continue to build on our success.



Board of Directors and Corporate Officers

BOARD OF DIRECTORS

Ross J. Centanni
Chairman, President and Chief Executive Officer
Gardner Denver, Inc.

Donald G. Barger, Jr.
Senior Vice President and Chief Financial Officer
Yellow Roadway Corporation

Frank J. Hansen
President and Chief Executive Officer (retired)
IDEX Corporation

Raymond R. Hipp
Chairman, President and Chief Executive Officer (retired)
Alternative Resources Corporation

Thomas M. McKenna
President (retired)
United Sugars Corporation

David D. Petratis
President and Chief Executive Officer
North American Operating Division of Schneider Electric

Diane K. Schumacher
Senior Vice President, General Counsel and
Chief Compliance Officer
Cooper Industries, Inc.

Richard L. Thompson
Group President and Executive Office Member (retired)
Caterpillar Inc.

LEAD NON-EMPLOYEE DIRECTOR

Frank J. Hansen

CORPORATE OFFICERS

Ross J. Centanni
Chairman, President and Chief Executive Officer

Michael S. Carney
Vice President and General Manager,
Blower Division

Helen W. Cornell
Vice President, Finance and Chief Financial Officer

Tracy D. Pagliara
Vice President, Administration, General Counsel and Secretary

Daniel C. Rizzo, Jr.
Vice President and Corporate Controller

J. Dennis Shull
Vice President and General Manager,
Compressor Division

Michael A. Sommer
Treasurer

Richard C. Steber
Vice President and General Manager,
Liquid Ring Pump Division

Stockholder Information

TRANSFER AGENT AND REGISTRAR

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
(216) 257-8508 (facsimile)
e-mail address: shareholder.inquiries@nationalcity.com

STOCK PURCHASE PLAN

National City Bank sponsors and administers an Open Enrollment Stock Purchase Plan for the direct purchase and sale of Gardner Denver's common stock. Plan information may be obtained from:

National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, OH 44101-4946
(800) 622-6757
(216) 257-8367 (facsimile)

NEWS RELEASES AND SEC FILINGS

Gardner Denver's news releases, including the quarterly earnings releases, and Securities and Exchange Commission filings, are available by visiting the investor relations area of our website at **www.gardnerdenver.com**.

QUARTERLY CONFERENCE CALL WEBCASTS

Gardner Denver anticipates issuing earnings press releases on April 27, July 27 and October 26, 2005. Associated conference calls will be held on the following mornings. You may access a webcast of these calls through the investor relations area of our website at **www.gardnerdenver.com**. Replays of the calls will be available for ninety days.

CORPORATE OFFICES

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305
(217) 222-5400
e-mail address: **mktg@gardnerdenver.com**
website address: **www.gardnerdenver.com**

COMPLIANCE CERTIFICATIONS

Gardner Denver has included at Exhibits 31.1 and 31.2 to its annual report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission certificates of Gardner Denver's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. Gardner Denver's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying, without qualification, that he is not aware of any violations by Gardner Denver of the NYSE corporate governance listing standards.

GARDNER DENVER, INC.

1800 GARDNER EXPRESSWAY
QUINCY, IL 62305
www.gardnerdenver.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Gardner Denver

Commission file number 1-3215

GARDNER DENVER, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**76-0419383** (I.R.S. Employer Identification No.)
1800 Gardner Expressway **Quincy, IL** (Address of principal executive offices)	**62301** (Zip Code)

Registrant's telephone number, including area code: **(217) 222-5400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock of $0.01 par value per share	New York Stock Exchange
Rights to Purchase Preferred Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes **[X]** No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act.) Yes **[X]** No [ ]

Aggregate market value of the voting stock held by nonaffiliates of the registrant as of close of business on June 30, 2004: $552.0 million.

Common stock outstanding at February 28, 2005: 20,038,100 shares.

Documents Incorporated by Reference

Portions of Gardner Denver, Inc. Proxy Statement, dated March 15, 2005 (Part III).

Table of Contents

PART I

ITEM 1. BUSINESS

Service marks, trademarks and/or tradenames and related designs or logotypes owned by Gardner Denver, Inc. or its subsidiaries are shown in italics.

Gardner Denver, Inc. ("Gardner Denver" or the "Company") designs, manufactures and markets compressor and vacuum products and fluid transfer products. The Company believes it is one of the leading manufacturers of highly engineered stationary air compressors and blowers for industrial applications in the United States. Stationary air compressors are used in manufacturing, process applications and materials handling, and to power air tools and equipment. Blowers are used primarily in pneumatic conveying, wastewater aeration and engineered vacuum systems. The Company also believes that it is one of the leading manufacturers of reciprocating pumps used in oil and natural gas well drilling, servicing and production and in water jetting systems.

For the year ended December 31, 2004, the Company's revenues were $739.5 million, of which 80% were derived from sales of compressor and vacuum products while 20% were from sales of fluid transfer products. Approximately 44% of the Company's total revenues for the year ended December 31, 2004 were derived from sales in the United States and approximately 56% were from sales to customers in various countries outside the United States. Of the total non-U.S. sales, 58% were to Europe, 23% to Asia, 9% to Canada, 8% to Latin America and 2% to other regions.

The Company's international operations and United States export sales are exposed to such risks as risk of nationalization of private enterprises, risk of political or economic instability in certain countries, differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights, changes in the legal and regulatory policies of foreign jurisdictions, credit risks, currency fluctuations, exchange controls, changes in tariff restrictions, royalty and tax increases, export and import restrictions and restrictive regulations of foreign governments, potential problems obtaining supply of raw materials and shipping products during times of crisis or war, as well as other factors inherent in foreign operations.

History

The Company's business of manufacturing industrial and petroleum equipment began in 1859 when Robert W. Gardner redesigned the fly-ball governor to provide speed control for steam engines. By 1900, the then Gardner Company had expanded its product line to include steam pumps and vertical high-speed air compressors. In 1927, the Gardner Company merged with Denver Rock Drill, a manufacturer of equipment for oil wells and mining and construction, and became the Gardner-Denver Company. In 1979, the Gardner-Denver Company was acquired by Cooper Industries, Inc. ("Cooper") and operated as 10 unincorporated divisions. Two of these divisions, the Gardner-Denver Air Compressor Division and the Petroleum Equipment Division, were combined in 1985 to form the Gardner-Denver Industrial Machinery Division (the "Division"). The *OPI* pump product line was purchased in 1985 and added to the Division. In 1987, Cooper acquired the *Sutorbilt* and *DuroFlow* blower product lines and the *Joy* industrial compressor product line, which were also consolidated into the Division. Effective December 31, 1993, the assets and liabilities of the Division were transferred by Cooper to the Company, which had been formed as a wholly-owned subsidiary of Cooper. On April 15, 1994, the Company was spun-off as an independent company to the shareholders of Cooper.

Gardner Denver has completed seventeen acquisitions since becoming an independent company. In 1996, Gardner Denver acquired NORAMPTCO, Inc., renamed Gardner Denver Holdings Inc., and its primary operating subsidiary Lamson Corporation ("Lamson"). Lamson designed, manufactured and sold multistage centrifugal blowers and exhausters used in various industrial and wastewater applications. Lamson's products complemented the Company's product offering by enabling it to expand its participation in environmental and industrial segments requiring air and gas management.

Also in 1996, the Company acquired TCM Investments, Inc., an oilfield pump manufacturer based in Tulsa, Oklahoma. This acquisition extended the Company's well stimulation pump product line, provided a physical presence in the oilfield market and allowed Gardner Denver to become a major supplier of repair parts and remanufacturing services to some of the Company's customers.

In 1997, the Company acquired Oy Tamrotor Ab ("Tamrotor"), located in Tampere, Finland. Tamrotor designed and manufactured lubricated rotary screw compressor air ends and packages. The addition of Tamrotor provided the Company with a manufacturing base in Europe and growth opportunities through complementary product lines and international market penetration. In 1999, the Company liquidated Tamrotor and now conducts business in Finland as Gardner Denver OY.

In January 1998, the Company purchased Champion Pneumatic Machinery Company, Inc. ("Champion"). Champion, located in Princeton, Illinois, is a leading manufacturer of low horsepower reciprocating compressors. Champion opened new market opportunities for Gardner Denver products through the Champion distribution network and expanded the range of reciprocating compressors available to existing distributors of *Gardner Denver* branded products.

In January 1998, the Company also acquired Geological Equipment Corporation ("Geoquip"), a leading manufacturer of pumps, ranging from 350 to 2,400 horsepower, in Fort Worth, Texas. The operation also remanufactures pumps and provides repair services. The addition of Geoquip enhanced the Gardner Denver well servicing product line, expanded the Company's presence in remanufacturing and repair services and introduced the Company to the water jetting market.

The Company purchased the Wittig Division of Mannesmann Demag AG ("Wittig") in March 1998. Wittig, located in Schopfheim, Germany, manufactures rotary sliding vane compressors and vacuum pumps. Wittig's products primarily serve the truck blower market for liquid and dry bulk conveyance, as well as other industrial applications. The acquisition of Wittig expanded the Company's manufacturing presence in Europe and provided distribution channels for its blower products, which are produced in the United States.

In April 1999, the Company acquired Allen-Stuart Equipment Company, Inc. ("Allen-Stuart"), located in Houston, Texas. Allen-Stuart designed, fabricated and serviced custom-engineered packages for blower and compressor equipment in air and gas applications. This entity also distributes *Gardner Denver* blowers in Texas. The addition of Allen-Stuart enhanced the Company's ability to supply engineered packages, incorporating the wide range of compressor and blower products manufactured by Gardner Denver. During 2003, the fabrication of custom-engineered packages was transferred from Houston to the Company's existing facility in Quincy, Illinois.

In April 1999, the Company also purchased Butterworth Jetting Systems, Inc., a manufacturer of water jetting pumps and systems serving the industrial cleaning and maintenance market, located in Houston, Texas. This operation, which was renamed Gardner Denver Water Jetting Systems, Inc., expanded the Company's position in the rapidly growing water jetting market.

In October 1999, the Company acquired Air Relief, Inc. ("Air Relief"), located in Mayfield, Kentucky. Air Relief is an independent provider of replacement parts and service for centrifugal compressors. This operation enhanced the Company's ability to penetrate the centrifugal compressor market by adding key engineering, assembly, sales and service capabilities.

In January 2000, the Company acquired Invincible Airflow Systems, Co. ("Invincible"). Invincible, located in Baltic, Ohio, manufactured single and fabricated multistage centrifugal blowers and engineered vacuum systems. Invincible extended Gardner Denver's product offering for the industrial cleaning market and introduced the Company's centrifugal blowers to new markets. During 2003, manufacturing of Invincible products was transferred to the Company's existing centrifugal blower facility in Peachtree City, Georgia.

The Company acquired Jetting Systems & Accessories, Inc. ("JSA") in April 2000 and CRS Power Flow, Inc. ("CRS") in July 2000. JSA and CRS were located in Houston, Texas, and both manufactured aftermarket products for the water jetting industry. These two acquisitions complemented the Company's product offering for the water jetting market and further leveraged Gardner Denver's commitment to being a full service provider in the water jetting industry. Manufacturing of JSA and CRS products was subsequently transferred to the Company's existing water jetting facility in Houston, Texas in 2000 and 2001, respectively.

In September 2001, the Company acquired Hamworthy Belliss & Morcom ("Belliss & Morcom") headquartered in Gloucester, United Kingdom ("U.K."). Belliss & Morcom manufactures and distributes reciprocating air compressors used for a variety of niche applications, such as polyethylene terephthalate ("PET") bottle blowing, breathing air equipment and compressed natural gas. The acquisition of Belliss & Morcom broadened the Company's range of product offerings, strengthened its distribution and service networks and increased its participation in sales of products with applications that have the potential to grow faster than the overall industrial economy.

In September 2001, the Company also acquired Hoffman Air and Filtration Systems ("Hoffman"). Hoffman, previously headquartered in Syracuse, New York, manufactured and distributed multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. The acquisition of Hoffman expanded Gardner Denver's product offering and distribution capabilities and enhanced its position as a leading international supplier of centrifugal products to the air and gas handling industry. During 2002, manufacturing of Hoffman products was transferred to the Company's existing centrifugal blower facility in Peachtree City, Georgia.

In August 2003, the Company acquired a small machine shop operation in Odessa, Texas to service and repair well stimulation and drilling pumps serving the Permian Basin. This business also has a line of pumps and uniquely designed fluid cylinders, which enhances the Company's existing product offering. This acquisition provided opportunities to strengthen relationships with existing customers and expand the Company's share of aftermarket business in this key geographic region.

In January 2004, the Company acquired all of the outstanding shares of Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. Syltone, previously headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product lines. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. This acquisition strengthens the Company's position, particularly in Europe, as the leading global provider of bulk handling solutions for the commercial transportation industry. The acquisition also expands the Company's product lines to include loading arms.

In September 2004, the Company acquired nash_elmo Holdings, LLC ("Nash Elmo"). Nash Elmo, previously headquartered in Trumbull, CT, is a global manufacturer of industrial vacuum pumps and is primarily split between two businesses, liquid ring pumps and side channel blowers. Both businesses' products are complementary to the Company's Compressor and Vacuum Products segment's existing product portfolio.

Markets and Products

A description of the particular products manufactured and sold by Gardner Denver in its two reportable segments as of December 31, 2004 is set forth below.

Compressor and Vacuum Products Segment

In the Compressor and Vacuum Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; positive displacement, centrifugal and side channel blowers; and liquid ring pumps and engineered systems. The Company also designs, manufactures, markets and services complementary ancillary products (access platforms, axles and gear boxes, power take-offs and valves) as a result of the Syltone acquisition. The Company's sales of compressor and vacuum products for the year ended December 31, 2004 were $589.4 million, of which approximately 42% were to customers in the United States.

Compressors are used to increase the pressure of gas, including air, by mechanically decreasing its volume. The Company's reciprocating compressors range from 0.5 to 1,500 horsepower and are sold under the *Gardner Denver, Champion, Commandair* and *Belliss & Morcom* trademarks. The Company's rotary screw compressors range from 5 to 680 horsepower and are sold under the *Gardner Denver, Electra-Screw, Electra-Saver, Enduro, RotorChamp, Twistair, Tamrotor,* and *Tempest* trademarks.

Blowers and liquid ring pumps are used to produce a high volume of air at low pressure and to produce vacuum. The Company's positive displacement blowers range from 0 to 36 pounds per square inch gauge (PSIG) pressure and 0-28 inches of mercury (Hg) vacuum and 0 to 43,000 cubic feet per minute (CFM) and are sold under the trademarks *Sutorbilt, DuroFlow, CycloBlower* and *TurboTron.* The Company's multistage centrifugal blowers are sold under the trademarks *Gardner Denver, Lamson* and *Hoffman* and range from 0.5 to 25 PSIG pressure and 0-18″Hg vacuum and 100 to 50,000 CFM. The Company's side channel blowers range from 0 to 15 PSIG pressure and 0 to 1,800 CFM and are sold under the trademark *Elmo Technology.* The Company's rotary sliding vane compressors and vacuum pumps range from 0 to 150 PSIG and 0 to 3,000 CFM and are sold under the trademarks *Gardner Denver* and *Wittig.* The Company's engineered vacuum systems are used in industrial cleaning and maintenance and are sold under the *Gardner Denver, Invincible* and *Cat Vac* trademarks. The Company's liquid ring pumps and engineered systems range from 0 to 150 PSIG and 1,000 to 3,000 CFM and are sold under the *Nash* trademark.

Almost all manufacturing plants and industrial facilities, as well as many service industries, utilize air compressors or blowers. The largest customers for our compressor products are durable and non-durable goods manufacturers; process industries (petroleum, primary metals, pharmaceutical, food and paper); original equipment manufacturers ("OEMs"); manufacturers of carpet cleaning equipment, pneumatic conveying equipment, and dry and liquid bulk transports; wastewater treatment facilities; and automotive service centers and niche applications such as PET bottle blowing, breathing air equipment and compressed natural gas. Manufacturers of machinery and related equipment use stationary compressors for automated systems, controls, materials handling and special machinery requirements. The petroleum, primary metals, pharmaceutical, food and paper industries require compressed air and vacuums for process, instrumentation and control, packaging and pneumatic conveying. Blowers are instrumental to local utilities for aeration in treating industrial and municipal waste. Blowers are also used in service industries, for example, residential carpet cleaning to vacuum moisture from carpets during the shampooing and cleaning process. Blowers and rotary vane compressors are used on trucks to vacuum leaves and debris from street sewers and to unload liquid and dry bulk and powder materials such as cement, grain and plastic pellets. Additionally, blowers are used in packaging technologies, medical applications, printing and paper processing and numerous chemical process applications. Liquid ring pumps are used in many different vacuum applications and engineered systems, such as water removal, distilling, reacting, efficiency improvement, lifting and handling, and filtering, principally in the pulp and paper, industrial manufacturing, chemical and power industries.

As a result of the Syltone acquisition, the Company has 14 vehicle fitting facilities in 11 countries worldwide. These fitting facilities offer customized vehicle installations of systems, which include compressors, generators, hydraulics, pumps and oil and fuel systems. Typical uses for such systems include road demolition equipment, tire removal, electrical tools and lighting, hydraulic hand tools and high-pressure water jetting pumps. The fitting facility in the U.K. also manufactures access platforms which are hydraulically powered and are typically used for overhead service applications. The diverse range of customers for these products include local government authorities, utility companies (electricity, water, gas, telecommunications) and tire and road service providers.

The Compressor and Vacuum Products segment operates production facilities around the world including nine plants (including two remanufacturing facilities) in the U.S., five in the U.K., three in Germany, two in China, and one each in Finland, Brazil, Canada and Denmark. The most significant facilities include owned properties in Sedalia, Missouri; Gloucester, U.K.; Princeton, Illinois; and Bad Neustadt and Schopfheim, Germany and leased properties in Peachtree City, Georgia; Tampere, Finland; and Nuremburg, Germany.

Fluid Transfer Products Segment

Gardner Denver designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas well drilling, servicing and production and in industrial cleaning and maintenance. This segment also designs, manufactures, markets and services other fluid transfer components and equipment for the chemical, petroleum and food industries. Sales of the Company's fluid transfer products for the year ended December 31, 2004 were $150.2 million, of which approximately 52% were to customers in the United States.

Positive displacement reciprocating pumps are marketed under the *Gardner Denver, Geoquip, Ajax* and *OPI* trademarks. Typical applications of *Gardner Denver* pumps in oil and natural gas production include oil transfer, water flooding, salt water disposal, pipeline testing, ammine pumping for gas processing, re-pressurizing, enhanced oil recovery, hydraulic power and other liquid transfer applications. The Company's production pumps range from 16 to 600 horsepower and consist of horizontal and vertical designed pumps. The Company markets one of the most complete product lines of well servicing pumps. Well servicing operations include general workover service, completions (bringing wells into production after drilling), and plugging and abandonment of wells. The Company's well servicing products consist of high-pressure plunger pumps ranging from 165 to 400 horsepower. Gardner Denver also manufactures intermittent duty triplex and quintuplex plunger pumps ranging from 250 to 3,000 horsepower for well cementing and stimulation, including reservoir fracturing or acidizing. Duplex pumps, ranging from 16 to 135 horsepower, are produced for shallow drilling, which includes water well drilling, seismic drilling and mineral exploration. Continuous duty triplex mud pumps for oil and natural gas drilling rigs range from 275 to 2,000 horsepower. A small portion of *Gardner Denver* and *Ajax* pumps are sold for use in industrial applications.

Gardner Denver water jetting pumps and systems are used in industrial cleaning and maintenance and are sold under the *Partek, Liqua-Blaster* and *American Water Blaster* trademarks. Applications in this market segment include runway and shiphull cleaning, concrete demolition and metal surface preparation.

Gardner Denver's other fluid transfer components and equipment include loading arms, swivel joints, couplers and valves used to load and unload ships, tank trucks and rail cars. These products are sold primarily under the *Emco Wheaton* and *Perolo* trademarks.

The Fluid Transfer Products segment operates seven production facilities (including one remanufacturing facility) in the U.S and one each in Germany and Canada. The most significant facilities include owned properties in Quincy, Illinois; Tulsa, Oklahoma and Kirchhain, Germany and two leased properties in Houston, Texas and one in Oakville, Ontario.

For financial information over the past three years on the Company's performance by industry segment and the Company's international sales, refer to Note 14 of the Notes to Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," and incorporated herein by reference.

Customers and Customer Service

Gardner Denver sells its products through independent distributors and sales representatives and directly to OEMs, engineering firms and end-users. The Company has been able to establish strong customer relationships with numerous key OEMs and exclusive supply arrangements with many of our distributors. The Company uses a direct sales force to service OEM and engineering firm accounts because these customers typically require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers of our less specialized products. As a majority of its products are marketed through independent distribution, the Company is committed to developing and supporting its distribution network of over 1,000 distributors and representatives. The Company has distribution centers in Memphis, Tennessee and St. Peters, Missouri that stock parts, accessories and small compressor and vacuum products in order to provide adequate and timely availability. The Company also leases sales office and warehouse space in various U.S. locations and foreign countries. Gardner Denver provides its distributors with sales and product literature, technical assistance and training programs, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Furthermore, the Company participates in major trade shows and has a telemarketing department to generate sales leads and support the distributors' sales staffs.

Gardner Denver's distributors maintain an inventory of complete units and parts and provide aftermarket service to end-users. There are several hundred field service representatives for Gardner Denver products in the distributor network. The Company's service personnel and product engineers provide the distributors' service representatives with technical assistance and field training, particularly with respect to installation and repair of equipment. The Company also provides aftermarket support through its remanufacturing facilities in Indianapolis, Indiana; Fort Worth, Texas; and Mayfield, Kentucky and its 14 vehicle fitting facilities. The Indianapolis operation remanufactures and repairs air ends for rotary screw compressors, blowers and reciprocating compressors. The Fort Worth facility repairs and remanufactures well servicing pumps, while the Mayfield operation provides aftermarket parts and repairs for centrifugal compressors. The vehicle fitting facilities provide preventative maintenance programs, repairs, refurbishment, upgrades and spare parts for access platforms and vehicle systems.

Competition

Competition in the Company's markets is generally robust and is based on product quality, performance, price and availability. The relative importance of each of these factors varies depending on the specific type of product. Given the potential for equipment failures to cause expensive operational disruption, the Company's customers generally view quality and reliability as critical factors in their equipment purchasing decision. The required frequency of maintenance is highly variable based on the type of equipment and application.

Although there are a few large manufacturers of compressor and vacuum products, the marketplace for these products remains highly fragmented due to the wide variety of product technologies, applications and selling channels. Gardner Denver's principal competitors in sales of compressor and vacuum products include Ingersoll-Rand, Sullair (owned by United Technologies Corporation), Atlas Copco, Quincy Compressor (owned by EnPro Industries), CompAir, Roots, Busch, SiHi, Thomas Rietschle, GHH (owned by Ingersoll Rand), Civacon and Blackmer Mouvex (both owned by Dover Corporation) and Sening. Gardner Denver's primary competitors in sales of access platforms and vehicle systems include Mellow Flowtrans, Winton Engineering and Versalift.

The marketplace for fluid transfer products, although dominated by a few multinational manufacturers with a broad product offering, is still highly fragmented, as the ten largest pump manufacturers account for only approximately 40% of annual sales. Because Gardner Denver is currently focused on pumps used in oil and natural gas production and well servicing and well drilling, it does not typically compete directly with the major full-line pump manufacturers. The Company's principal competitors in sales of petroleum pump products include National-Oilwell and SPM Flow Control, Inc. The Company's principal competitors in sales of water jetting systems include NLB Corp., WOMA Apparatebau GmbH and Hammelmann Maschinenfabrik GmbH. The Company's principal competitors in sales of other fluid transfer components and equipment are OPW Engineered Systems (owned by Dover Corporation) and Kanon in distribution applications; and FMC Technologies and Schwelm Verladetechnik GmbH (SVT) in both marine and distribution technolgies.

Research and Development

Compressor and vacuum and fluid transfer products are best characterized as mature, with evolutionary technological advances. Technological trends in compressor and vacuum products include development of oil-free air compressors, increased product efficiency, reduction of noise levels and advanced control systems to upgrade the flexibility and precision of regulating pressure and capacity. Emerging compressor and vacuum market niches result from new technologies in plastics extrusion, oil and natural gas well drilling, field gas gathering, mobile and stationary vacuum applications, utility and fiber optic installation and environmental impact minimization, as well as other factors. Trends in fluid transfer products include development of larger horsepower and lighter weight pumps and loading arms to convey natural gas.

The Company actively engages in a continuing research and development program. The Gardner Denver research and development centers are dedicated to various activities, including new product development, product performance improvement and new product applications.

Gardner Denver's products are designed to satisfy the safety and performance standards set by various industry groups and testing laboratories. Care is exercised throughout the manufacturing and final testing process to ensure that products conform to industry, government and customer specifications.

Expenditures for research and development were $6.2 million in 2004, $2.8 million in 2003 and $2.4 million in 2002.

Manufacturing

In general, the Company's manufacturing processes involve machining castings and forgings, which are assembled into finished components. These components are sold as finished products or packaged with purchased components into complete systems. Gardner Denver operates thirty-two manufacturing facilities (including remanufacturing facilities) that utilize a broad variety of processes. At the Company's manufacturing locations, it maintains advanced manufacturing, quality assurance and testing equipment geared to the specific products that it manufactures, and uses extensive process automation in its manufacturing operations. Most of the Company's manufacturing facilities utilize computer aided numerical control tools and manufacturing techniques that concentrate the equipment necessary to produce similar products in one area of the plant (cell manufacturing). One operator using cell manufacturing can monitor and operate several machines, as well as assemble and test products made by such machines, thereby improving operating efficiency and product quality while reducing the amount of work-in-process and finished product inventories.

Gardner Denver has representatives on the American Petroleum Institute's working committee and has relationships with standard enforcement organizations such as Underwriters Laboratories, Det Norske Veritas and the Canadian Standard Association. The Company maintains ISO 9001-2000 certification on the quality systems at a majority of its manufacturing and design locations.

Raw Materials

The primary raw materials used by Gardner Denver are cast iron and steel. Such materials are generally available from a number of suppliers. The Company does not currently have long-term contracts with its suppliers of raw materials, but it believes that its sources of raw materials are reliable and adequate for its needs. Gardner Denver utilizes single sources of supply for certain iron castings and other selected components. A disruption in deliveries from a given supplier could therefore have an adverse effect on its ability to meet its commitments to customers. Nevertheless, the Company believes that it has appropriately balanced this risk against the cost of sustaining a greater number of suppliers. Moreover, the Company has sought, and will continue to seek, cost reductions in our purchases of materials and supplies by consolidating purchases, pursuing alternate sources of supply and using online bidding competitions among potential suppliers.

Backlog

Backlog consists of orders believed to be firm for which a customer purchase order has been received or communicated. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels. For further discussion of backlog levels, see the information included under "Outlook" contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Patents, Trademarks and Other Intellectual Property

The Company believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees than on any individual patent, trademark or copyright. Nevertheless, as part of its ongoing research, development and manufacturing activities, Gardner Denver has a policy of seeking to protect its proprietary products, product enhancements and processes with appropriate intellectual property protections.

In the aggregate, patents and trademarks are of considerable importance to the manufacturing and marketing of many of Gardner Denver's products. However, the Company does not consider any single patent or trademark, or group of patents or trademarks, to be material to its business as a whole, except for the Gardner Denver trademark. Other important trademarks the Company uses include *Nash, Elmo Technology, DuroFlow, Sutorbilt, CycloBlower, Wittig, Lamson, Tamrotor, OPI, Champion, Geoquip, Belliss & Morcom, Hoffman, Emco Wheaton, Drum, AirDrive, Webster* and *Perolo. Joy* is a registered trademark of Joy Technologies, Inc. The Company has the right to use the Joy trademark on aftermarket parts until November 2027. Its right to use this trademark on air compressors expired in November 1995. Pursuant to trademark license agreements, Cooper Industries has rights to use the Gardner Denver trademark for certain power tools and the Company has rights to use the *Ajax* trademark for petroleum pump products. *Gardner Denver* has registered its trademarks in the countries where it is deemed necessary.

The Company also relies upon trade secret protection for its confidential and proprietary information and routinely enters into confidentiality agreements with its employees. There can be no assurance, however, that others will not independently obtain similar information and techniques or otherwise gain access to the Company's trade secrets or that they can effectively be protected.

Employees

As of January 2005, the Company had approximately 3,800 full-time employees. The Company believes that its current relations with employees are satisfactory.

Environmental Matters

The Company is subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission, disposal and discharge of materials into the environment. The Company believes that its existing environmental control procedures are adequate and it has no current plans for substantial capital expenditures in this area. Gardner Denver has an environmental policy that confirms its commitment to a clean environment and to compliance with environmental laws. Gardner Denver has an active environmental management program aimed at compliance with existing environmental regulations and developing methods to eliminate or significantly reduce the generation of pollutants in the manufacturing processes.

The Company has been identified as a potentially responsible party ("PRP") with respect to several sites designated for cleanup under federal "Superfund" or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability, in application, the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, Gardner Denver was only a small contributor to the substantial majority of these waste sites, and the Company has, or is attempting to negotiate, de minimis settlements for their cleanup. The cleanup of the remaining sites is substantially complete and the Company's future obligations entail a share of the sites' ongoing operating and maintenance expense.

Gardner Denver has an accrued liability on its balance sheet to the extent costs are known or can be estimated for its remaining financial obligations for these matters. Based upon consideration of currently available information, the Company does not anticipate any materially adverse effect on our results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs relating to the sites discussed above.

Available Information

The Company's Internet website address is http://www.gardnerdenver.com. Copies of the following reports are available free of charge through the Internet website, as soon as reasonably practicable after they have been filed with or furnished to the Securities Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934: the annual report on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; and amendments to those reports. Information on the website does not constitute part of this annual report on Form 10-K.

ITEM 2. PROPERTIES

See "Item 1. Business" for information on Gardner Denver's manufacturing, distribution and fitting facilities and sales offices. Generally, the Company's plants are suitable and adequate for the purposes for which they are intended, and overall have sufficient capacity to conduct business in 2005. The Peachtree City, Georgia facility is currently leased from the Fayette County Development Authority in connection with industrial revenue bond financing. The Company has an option to purchase the property at a nominal price when the bonds are repaid in 2018. The Company leases sales office and warehouse space in numerous locations worldwide.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to various legal proceedings and administrative actions. The information regarding these proceedings and actions is included under "Contingencies" contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the quarter ended December 31, 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information regarding the market for the Company's common stock and quarterly market price ranges set forth in Note 15 of the Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data," is hereby incorporated by reference. There were approximately 7,734 stockholders of record at December 31, 2004.

Repurchases of equity securities during the fourth quarter of 2004 are listed in the following table.

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2004	—	n/a	—	210,300
November 2004	—	n/a	—	210,300
December 2004	—	n/a	—	210,300
Total	—	n/a	—	210,300

(1) The shares purchased do not include shares acquired by the Company in conjunction with the exercise of stock options via a stock swap.

(2) In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes.

ITEM 6. SELECTED FINANCIAL DATA

Years ended December 31
(Dollars in thousands except per share amounts)

	2004 (1)	2003	2002 (2)	2001 (3)	2000
Revenues	$ 739,539	439,530	418,158	419,770	379,358
Net income	$ 37,123	20,643	19,602	22,024	18,684
Basic earnings per share	$ 1.96	1.29	1.24	1.42	1.22
Diluted earnings per share	$ 1.92	1.27	1.22	1.40	1.21
Long-term debt (excluding current maturities)	$ 280,256	165,756	112,663	160,230	115,808
Total assets	$1,028,609	589,733	478,730	488,688	403,881

(1) The Company acquired the outstanding shares of Syltone, plc and nash_elmo Holdings LLC during January 2004 and September 2004, respectively.

(2) As a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets," periodic amortization ceased effective January 1, 2002.

(3) During September 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems and Hamworthy, Bellis and Morcom compressor business.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-GAAP Financial Measures

To supplement Gardner Denver's financial information presented in accordance with generally accepted accounting principles (GAAP), management uses additional measures to clarify and enhance understanding of past performance and prospects for the future. These measures may exclude, for example, the impact of unique items (acquisitions, one-time gains and losses) or items outside of management's control (foreign currency exchange rates).

Gross margin (defined as revenues less cost of sales), gross margin percentage (defined as gross margin divided by revenues) and operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) are indicative of short-term operational performance and ongoing profitability. Management closely monitors operating earnings and operating margin of each business segment to evaluate past performance and actions required to improve profitability.

Management's Discussion and Analysis

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Overview

The Company believes it is one of the leading designers, manufacturers and marketers of engineered stationary air compressors, liquid ring pumps and blowers for various industrial and transportation applications and of pumps used in the petroleum and industrial markets and other fluid transfer equipment serving chemical, petroleum and food industries.

Since its spin-off from Cooper Industries, Inc. in 1994, the Company has completed 17 acquisitions, growing its revenues from approximately $176 million to $740 million in 2004. Of the 17 acquisitions, the two largest were completed in 2004 with the purchase of nash_elmo Holdings, LLC ("Nash Elmo") and Syltone plc ("Syltone").

On September 1, 2004, the Company acquired Nash Elmo, a leading global manufacturer of industrial vacuum pumps. Nash Elmo is primarily split between two businesses, liquid ring pumps and side channel blowers. Both businesses' products are complementary to the Compressor and Vacuum Products segment's existing product portfolio. Nash Elmo, previously headquartered in Trumbull, CT, has primary manufacturing facilities located in Bad Neustadt and Nuremberg, Germany; Zibo, China; and Campinas, Brazil. For the year ended December 31, 2003, Nash Elmo's revenues and earnings before income taxes were $212.4 million and $7.8 million, respectively. Nash Elmo's largest markets are in Europe, Asia, North America and South America. Approximately 70% of Nash Elmo's revenues are generated from liquid ring pump products (including related engineered systems and aftermarket services), while the remaining 30% are derived from side channel blower products (including aftermarket services).

On January 2, 2004, the Company acquired the outstanding shares of Syltone, previously a publicly traded company listed on the London Stock Exchange. Syltone, previously headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's existing product lines. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. For the twelve months ended September 30, 2003, Syltone generated revenues and operating profit (in accordance with accounting principles generally accepted in the U.K.) of £84.4 million and £6.3 million, respectively (approximately $151.1 million and $11.3 million, respectively as calculated using the December 31, 2003 exchange rate of $1.79/£). Syltone's largest markets are Europe and North America, which represent approximately 67% and 20% of its revenues, respectively. Approximately 70% of Syltone's revenues are generated through transportation-related activities while the remaining 30% are derived from fluid transfer-related activities.

Subsequent to the acquisition of Nash Elmo and Syltone, the Company continues to be organized based upon the products and services it offers and has four operating divisions: Compressor, Blower, Liquid Ring Pump and Fluid Transfer. These divisions comprise two reportable segments, Compressor and Vacuum Products (formerly Compressed Air Products) and Fluid Transfer Products. The Compressor, Blower (which now includes the Syltone transportation-related activities and Nash Elmo's side channel blower business) and Liquid Ring Pump (consisting of Nash Elmo's liquid ring pump business) Divisions are aggregated into one reportable segment (Compressor and Vacuum Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics. During the third quarter of 2004, the Company's former Pump and Fluid Transfer (which consisted of the Syltone fluid transfer-related activities) Divisions were combined into one division, Fluid Transfer. These two divisions were previously aggregated into one reportable segment (Fluid Transfer Products) primarily due to the same factors as noted above, and thus, there has been no change to the Fluid Transfer Products segment.

In the Compressor and Vacuum Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors; positive displacement, centrifugal and side channel blowers; and liquid ring pumps and engineered systems. Stationary air compressors are used in manufacturing, process applications and materials handling, and to power air tools and equipment. Blowers are used primarily in pneumatic conveying, wastewater aeration, numerous applications in industrial manufacturing and engineered vacuum systems. Liquid ring pumps are used in many different vacuum applications and engineered systems, such as water removal, distilling, reacting, efficiency improvement, lifting and handling, and filtering, principally in the pulp and paper, industrial manufacturing, chemical and power industries. Revenues of the Compressor and Vacuum Products segment constituted 80% of total revenues in 2004.

In the Fluid Transfer Products segment, the Company designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket parts used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance. This segment also designs, manufactures, markets and services other fluid transfer components and equipment for the chemical, petroleum and food industries. Revenues of the Fluid Transfer Products segment constituted 20% of total revenues in 2004.

The Company sells its products through independent distributors and sales representatives, and directly to original equipment manufacturers, engineering firms, packagers and end users.

The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

	2004	*2003*	*2002*
Revenues	**100.0%**	100.0	100.0
Costs and expenses			
Cost of sales	**67.4**	70.0	69.3
Depreciation and amortization	**2.9**	3.3	3.3
Selling and administrative expenses	**21.3**	19.4	19.0
Interest expense	**1.4**	1.1	1.5
Other income, net	**(0.1)**	(0.7)	—
Total costs and expenses	**92.9**	93.1	93.1
Income before income taxes	**7.1**	6.9	6.9
Provision for income taxes	**2.1**	2.2	2.2
Net income	**5.0%**	4.7	4.7

Recent Developments

On March 8, 2005, the Company signed a definitive agreement to acquire Thomas Industries Inc. ("Thomas"), a New York Stock Exchange listed company trading under the ticker symbol "TII." Thomas is a worldwide leader in the design, manufacture and marketing of precision engineered pumps, compressors and blowers. The agreed-upon purchase price is $40.00 per share for all outstanding shares and share equivalents (approximately $734 million) and the assumption of $9.5 million of long-term capitalized lease obligations. As of December 31, 2004, Thomas had $267 million in cash, cash equivalents and short-term investments. The net transaction value, including assumed debt and net of cash, is approximately $476 million.

Thomas is a leading supplier of pumps, compressors and blowers to the original equipment manufacturer (OEM) market in such applications as medical equipment, gasoline vapor and refrigerant recovery, automotive and transportation applications, printing, packaging, tape drives and laboratory equipment. Thomas designs, manufacturers, markets, sells and services these products through worldwide operartions with regional headquarters as follows: North American Group – Sheboygan, Wisconsin; European Group – Puchheim, Germany; and Asia Pacific Group – Hong Kong, China.

Thomas has wholly-owned operations in 21 countries on five continents. Its primary manufacturing facilities are located in Sheboygan, Wisconsin, Monroe, Louisiana, Skokie, Illinois and Syracuse, New York; Schopfheim, Fahrnau, Puchheim and Memmingen, Germany; and Wuxi, China. The manufacturing operations in the United States produce rotary vane, linear, piston and diaphragm pumps and compressors, and various liquid pumps. These products are directly sold worldwide to OEM's, as well as through fluid power and industrial distributors. The German operations manufacture a complementary line of rotary vane, linear, diaphragm, gear, side channel, radial, claw, screw and rotary lobe pumps, compressors and blowers, as well as various liquid pumps, air-centers and centralized systems. These products are also distributed worldwide. The manufacturing facility in China was constructed during late 2004 and will begin production in mid 2005.

Thomas' largest markets are Europe and the United States, which represent approximately 52% and 38% of its revenues, respectively. Of the total European sales, approximately 61% are within Germany and 39% are within other European countries. Approximately 10% of Thomas' revenues are generated in Asia Pacific. At December 31, 2004, Thomas employed approximately 2,200 people.

For the year ended December 31, 2004, Thomas' revenues and operating income were $410 million and $209 million, respectively. Operating income for this period included $19 million from Thomas' 32% interest in the Genlyte Thomas Group LLC (GTG), a joint venture formed with The Genlyte Group Incorporated (Genlyte) in 1998, and a $160 million nonrecurring gain on the sale of this joint venture in July 2004. For the twelve-month period of 2004, operating income from Thomas' Pumps and Compressors segment, net of corporate expenses, was $30 million.

Gardner Denver has received a debt commitment to fully finance the acquisition of Thomas. However, Gardner Denver intends to finance the acquisition through an amended and expanded senior secured bank facility and a public offering of approximately $200 million of its common stock. In addition, the Company may choose to access the debt capital markets. The acquisition is not conditioned upon completion of any of these financings and the size and timing of the equity and any debt financings are subject to prevailing market conditions.

The acquisition is expected to close in 2005 and is subject to the approval of Thomas' stockholders and other customary closing conditions, including the receipt of applicable regulatory approvals.

YEAR ENDED DECEMBER 31, 2004, COMPARED WITH YEAR ENDED DECEMBER 31, 2003

Revenues

Revenues increased $300.0 million (68%) to $739.5 million in 2004, compared to $439.5 million in 2003. This increase was primarily due to acquisitions in 2004, which contributed $247.3 million in revenues. Increased shipments of well stimulation pumps, pump parts, compressors and blowers, combined with changes in currency exchange rates and price increases, also contributed to this increase. Revenues outside the United States, as a percentage of total revenues, increased to 56% in 2004, compared to 42% in 2003, primarily due to acquisitions and volume increases in Europe, China and South Africa.

Revenues for the Compressor and Vacuum Products segment increased $220.4 million (60%) to $589.4 million in 2004, compared to $369.0 million in 2003. This increase is primarily due to acquisitions in 2004 (52%), increased volume of compressor and blower shipments in the U.S., Europe, China and South Africa (3%), changes in currency exchange rates (3%) and price increases (2%).

Fluid Transfer Products segment revenues increased $79.7 million to $150.2 million in 2004, compared to $70.5 million in 2003. This 113% increase is primarily due to the acquisition of Syltone (78%), increased shipments of well stimulation pumps, water jetting systems and related aftermarket (34%) and price increases (4%). These positive factors were partially offset by a decreased volume of drilling pump shipments (3%).

Costs and Expenses

Gross margin increased $109.3 million (83%) to $241.1 million in 2004, compared to $131.8 million in 2003. Gross margin percentage increased to 32.6% in 2004, compared to 30.0% in 2003. This increase in gross margin percentage was principally attributable to the increased volume in both segments and the related positive impact of increased leverage of fixed and semi-fixed costs over a higher revenue base. Acquisitions completed in 2004 also positively impacted gross margin percentage, as their gross margin percentage (35.1%) was higher than the Company's previously existing businesses despite a non-recurring negative impact of approximately $3.7 million stemming from recording their inventory at fair value on the respective acquisition dates. Finally, favorable sales mix also contributed to the increased gross margin as 2004 included a higher percentage of aftermarket sales compared to the prior year. These positive factors were partially offset by higher material costs due to surcharges on castings and other components stemming from increases in scrap iron and other metal prices. Higher warranty costs and some supply chain inefficiencies that affected material availability also negatively impacted gross margin.

Depreciation and amortization increased $7.3 million to $21.9 million in 2004, compared to $14.6 million in 2003, primarily due to the Syltone and Nash Elmo acquisitions.

Selling and administrative expenses increased $72.1 million (85%) to $157.5 million in 2004, compared to $85.3 million in 2003, primarily due to acquisitions in 2004 ($61.9 million). Higher compensation and fringe benefit costs, professional fees and changes in currency exchange rates also contributed to this increase. As a percentage of revenues, selling and administrative expenses increased to 21.3% for 2004 from 19.4% in the prior year, primarily due to the 2004 acquisitions.

Other income, net decreased $2.6 million in 2004 to $0.6 million, compared to $3.2 million in 2003. This change was primarily due to higher foreign currency transaction gains recorded in 2003. Prior year results included a $3.2 million gain in the fourth quarter related to the appreciation of U.S. dollar borrowings, which were converted to British pounds prior to being used to consummate the Syltone acquisition. An additional $1.2 million gain was recorded related to these borrowings in the first quarter of 2004. Prior year results also included a $0.4 million pretax gain on the sale of an idle manufacturing facility in Syracuse, New York.

The Compressor and Vacuum Products segment generated operating earnings as a percentage of revenues of 7.9% in 2004, compared to 7.5% in 2003. This increase was primarily attributable to the positive impact of increased leverage of the segment's fixed and semi-fixed costs over a higher revenue base, favorable sales mix and restructuring programs initiated in the fourth quarter of 2003. These positive factors were partially offset by higher material, compensation and fringe benefit and warranty costs. Operating earnings as a percentage of revenues from Compressor and Vacuum Products segment businesses that existed prior to the Nash Elmo and Syltone acquisitions were 7.9% for 2004.

The Fluid Transfer Products segment generated operating earnings as a percentage of revenues of 10.0% in 2004, compared to 5.8% in 2003. This improvement was primarily attributable to the positive impact of increased leverage of the segment's fixed and semi-fixed costs over a higher revenue base, operational improvements and price increases. These positive factors were partially offset by the impact of the Syltone business included in this segment which had lower operating earnings as a percentage of revenues than the segment's previously existing businesses. Operating earnings as a percentage of revenues from Fluid Transfer Products segment businesses that existed prior to the Syltone acquisition were 13.6% in 2004.

Interest expense increased $5.4 million (113%) to $10.1 million in 2004, compared to $4.7 million in 2003, due to higher average borrowings stemming from the Syltone and Nash Elmo acquisitions and higher average interest rates. The average interest rate was 5.0% in 2004, compared to 3.9% in 2003. See Note 7 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

Income before income taxes increased $21.9 million (72%) to $52.3 million in 2004, compared to $30.4 million in 2003. Acquisitions in 2004 contributed $10.6 million to this increase. The balance of the increase is primarily due to the increased volume in both segments and the related positive impact of increased leverage of fixed and semi-fixed costs over a higher revenue base. These positive factors were partially offset by higher material, compensation and fringe benefit and warranty costs.

The provision for income taxes increased by $5.4 million to $15.2 million in 2004, compared to $9.7 million in 2003, as a result of the incremental income before taxes partially offset by a lower overall effective tax rate. The Company's effective tax rate was lowered to 29.0% in 2004 compared to 32.0% in 2003. The lower rate is principally due to favorable tax audit settlements in Finland and the U.S. of $1.4 million and $0.2 million, respectively. A higher proportion of earnings derived from lower taxed non-U.S. jurisdictions also contributed to the lower effective tax rate. These positive factors were partially offset by incremental taxes accrued in the amount of $0.9 million for the planned repatriation of certain non-U.S. earnings in 2005 at a reduced income tax rate pursuant to the American Jobs Creation Act of 2004.

Net income increased $16.5 million (80%) to $37.1 million ($1.92 diluted earnings per share) in 2004, compared to $20.6 million ($1.27 diluted earnings per share) in 2003. The increase in net income is primarily attributable to the same factors that resulted in increased income before taxes and the lower effective tax rate as noted above. Changes in currency exchange rates also contributed favorably by increasing net income by approximately $0.8 million. Net income included $0.1 million ($0.01 diluted earnings per share) and $0.2 million ($0.02 diluted earnings per share) in after-tax LIFO income in 2004 and 2003, respectively. The estimated incremental impact on diluted earnings per share from acquisitions was $0.33 in 2004, which was partially offset by a $0.23 dilutive impact from a stock offering completed in the first quarter of 2004.

YEAR ENDED DECEMBER 31, 2003, COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Revenues

Revenues increased $21.3 million to $439.5 million in 2003, compared to $418.2 million in 2002, primarily due to changes in currency exchange rates. Revenues outside the United States, as a percentage of total revenues, increased to 42% in 2003, compared to 37% in 2002. This increase is due to changes in currency exchange rates (primarily the euro and British pound) and volume increases in Asia and Canada.

Revenues for the Compressor and Vacuum Products segment increased $19.0 million (5%) to $369.0 million in 2003, compared to $350.0 million in 2002. Revenues in this segment increased approximately $17.3 million due to changes in currency exchange rates. Increased prices contributed approximately $2.6 million but were partially offset by lower centrifugal blower volume.

Revenues in the Fluid Transfer Products segment increased $2.4 million (4%) to $70.5 million in 2003, compared to $68.1 million in 2002. Volume increases contributed approximately 3 percentage points of the change, primarily due to increased shipments of well stimulation pumps and petroleum pump parts which was partially offset by lower drilling pump shipments. Increased prices contributed the remaining 1 percentage point increase. In 2002, Fluid Transfer Products segment revenues were supported by drilling pump backlog carried over from 2001 orders.

Costs and Expenses

During the fourth quarter of 2003, the Company announced and initiated restructuring plans to eliminate redundant manufacturing capacity, streamline operations and reduce costs. These activities represent further integration of previously completed acquisitions, which the Company expects will better leverage existing manufacturing facilities. As a result of the restructuring, the Company expects to realize a net reduction in headcount of approximately 80 personnel (approximately 4% of its workforce as of September 30, 2003) by the end of 2005. The substantial majority of this headcount reduction was realized during the fourth quarter of 2003. As part of the restructuring program, the Company refocused the marketing strategies of its German blower business to place more emphasis on the truck blower market rather than industrial applications for its products. In addition, the Company exited the marketing and manufacturing of certain highly engineered compressor packages in the U.K. and U.S. The Company also announced its plan to implement new manufacturing processes and systems improvements to reduce inventory and its intent to establish a compressor packaging and assembly operation in China. The aggregate financial impact of these profitability improvement programs (restructuring plans, inventory reduction plan and establishment of China operations) resulted in a reduction in diluted earnings per share of approximately $0.12 in the fourth quarter of 2003.

Atchison Casting Corporation, the Company's largest supplier of iron castings in 2002, downsized and subsequently closed its LaGrange, Missouri foundry ("LaGrange Foundry") in the second half of 2002. As a result, the Company implemented its previously developed contingency plan to secure alternate supply sources. There was a negative impact on the Company's financial performance (estimated at $0.04-$0.05 and $0.01-$0.03 diluted earnings per share in 2003 and 2002, respectively) as additional costs were incurred to expedite delivery of castings from new suppliers and accelerate depreciation expense of pattern modification charges from alternate casting suppliers who are no longer servicing the Company.

Gross margin increased $3.3 million (3%) in 2003 to $131.8 million, compared to $128.5 million in 2002. Gross margin percentage of revenues decreased to 30.0% in 2003 from 30.7% in 2002. This decrease in the gross margin percentage was principally attributable to charges to cost of sales of $2.1 million incurred in conjunction with implementing the profitability improvement programs discussed above. This factor contributed 0.5 percentage points of the 0.7 percentage point decrease in gross margin as a percentage of revenues. Unfavorable sales mix (including a lower proportion of drilling pump and centrifugal blower sales which generate higher gross margins, and a higher proportion of compressor package sales, which generate lower gross margins), and incremental costs associated with the disruption in the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by cost reduction efforts, including continued acquisition integration.

Selling and administrative expenses increased by 7% to $85.3 million in 2003 from $79.4 million in 2002, primarily due to changes in currency exchange rates. Selling and administrative expenses increased 4% due to changes in currency exchange rates and 1% due to expenses associated with the profitability improvement programs. The remaining increase of 2% was primarily attributable to higher compensation and postretirement expenses, which were partially offset by lower medical costs and other cost reduction efforts, including continued acquisition integration. As a percentage of revenues, selling and administrative expenses were 19.4% in 2003, compared to 19.0% in 2002. The increase in this ratio was primarily attributable to the factors discussed above, partially offset by the impact of higher revenues.

Operating earnings for the Compressor and Vacuum Products segment decreased $2.0 million (7%) to $27.8 million, compared to $29.8 million in 2002. This decrease was primarily attributable to $2.7 million of charges incurred in the fourth quarter of 2003 for the profitability improvement programs. Higher compensation, postretirement and warranty expenses combined with costs associated with the disruption within the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by changes in currency exchange rates, lower medical costs and cost reductions efforts, including continued acquisition integration. As a percentage of revenues, operating earnings decreased to 7.5% in 2003, compared to 8.5% in 2002, as a result of the factors noted above. The expenses incurred in the fourth quarter of 2003 related to implementing the profitability improvement programs contributed 0.8 percentage points of this 1.0 percentage point decrease in operating earnings as a percentage of revenues.

Operating earnings for the Fluid Transfer Products segment decreased $1.1 million to $4.1 million in 2003, a 21% decrease from $5.2 million in 2002. This decrease was primarily attributable to a less favorable sales mix due to a lower proportion of revenues from drilling pumps, which generate higher margins than other pump products. Higher compensation and postretirement expenses also contributed to this decrease. As a percentage of revenues, operating earnings for this segment decreased to 5.8% in 2003, compared to 7.6% in 2002, as a result of the factors noted above.

Interest expense decreased $1.6 million (25%) to $4.7 million for 2003, compared to $6.4 million in 2002, due to lower average borrowings and interest rates. The average interest rate for 2003 was 3.9% compared to 4.4% in 2002.

Other income, net increased $3.0 million to $3.2 million in 2003 compared to $0.2 million in 2002, due to an unrealized currency transaction gain of $3.2 million recorded in the fourth quarter of 2003. This gain related to the appreciation of U.S. dollar borrowings, which were converted to British pounds in November 2003 prior to being used to consummate the Syltone acquisition in January 2004.

Income before income taxes increased $1.5 million (5%) to $30.4 million in 2003 from $28.8 million in 2002. This increase was primarily the result of the unrealized currency transaction gain, lower interest expense and changes in currency exchange rates discussed above. These positive factors were partially offset by the lower operating earnings in each segment.

The provision for income taxes increased by $0.5 million (5%) to $9.7 million in 2003, compared to $9.2 million in 2002, as a result of the higher income before taxes. The Company's effective tax rate was 32% in both years.

Net income increased $1.0 million (5%) to $20.6 million ($1.27 diluted earnings per share) in 2003, compared to $19.6 million ($1.22 diluted earnings per share) in 2002. Net income included $0.2 million ($0.02 diluted earnings per share) and $0.3 million ($0.02 diluted earnings per share) in after-tax LIFO income in 2003 and 2002, respectively. The increase in net income was primarily attributable to the same factors that resulted in increased income before taxes discussed above. Changes in currency exchange rates also contributed favorably by increasing net income by approximately $0.8 million in 2003.

Outlook

In 2004, orders for compressor and vacuum products were $611.3 million, compared to $352.7 million in 2003. Order backlog for the Compressor and Vacuum Products segment was $169.9 million as of December 31, 2004, compared to $48.7 million as of December 31, 2003. The favorable impact from 2004 acquisitions for this segment was approximately $193.9 million and $99.4 million for orders and backlog, respectively, for the year ended and as of December 31, 2004. Excluding this impact, the increase in orders and backlog compared to the prior year was primarily due to improvement in industrial demand in the U.S. and Europe combined with incremental market share gains in Europe, China and South Africa and favorable changes in currency exchange rates. The Company also experienced an increase in demand for positive displacement blowers and locomotive compressors due to an improved transportation market in the U.S. These positive factors were partially offset by the Company's exit from the marketing and manufacture of certain highly engineered compressor packages in the U.K. and U.S. in fourth quarter of 2003.

Because air is often used as a fourth utility in the manufacturing process, demand for compressor and vacuum products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product. These indicators have been relatively weak in both 2004 and 2003 but did improve gradually during 2004. As a result, orders for compressor and vacuum products are anticipated to improve modestly in 2005 as the U.S. and European industrial economies continue to recover.

Demand for fluid transfer products, which are primarily petroleum related, has historically corresponded to market conditions and expectations for oil and natural gas prices. Orders for fluid transfer products were $175.7 million in 2004, an increase of $102.8 million (141%) compared to $72.9 million in 2003. Order backlog for the Fluid Transfer Products segment was $52.3 million at December 31, 2004, compared to $9.7 million as of December 31, 2003, representing a 442% increase. The increase in orders and backlog for this segment due to 2004 acquisitions is $55.5 million and $17.7 million, respectively. Increased demand for well stimulation pumps, drilling pumps and petroleum pump parts also contributed to the increase as a result of elevated prices for oil and natural gas. Future increases in demand for these products will likely be dependent upon rig counts and oil and natural gas prices, which the Company cannot predict.

Liquidity and Capital Resources

Operating Working Capital

During 2004, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) increased $34.6 million to $96.2 million compared to $61.6 million in the prior year primarily due to the 2004 acquisitions. Inventory turnover decreased to 4.6 at December 31, 2004, compared to 4.9 at December 31, 2003. Days sales outstanding improved to 61 days at December 31, 2004, compared to 63 days at December 31, 2003, due to increased use of progress billings and improved collections.

Cash Flows

During 2004, the Company generated cash flows from operations totaling $76.8 million, an increase of $30.5 million (66%) compared to 2003. This increase was primarily the result of acquisitions ($22.8 million) and higher net income from previously existing businesses. Net of cash acquired, $295.3 million was used to fund the Nash Elmo and Syltone acquisitions (including direct acquisition costs) in 2004. This use of cash was primarily funded by net borrowings of $84.7 million, the common stock offering in March 2004 that generated $79.6 million and excess cash reserves. The effect of exchange rate changes on cash and cash equivalents was $3.8 million in 2004 compared to $10.7 million in 2003. This decrease is primarily due to a significant strengthening of the British pound against the U.S. dollar during 2003 combined with the fact that the Company had significant British pound denominated cash and cash equivalents on hand during the fourth quarter of 2003 to fund the Syltone acquisition in January 2004. The cash flows provided by operating and financing activities and used in investing activities, combined with the effect of exchange rate changes, resulted in a net cash decrease of $68.2 million during 2004.

Capital Expenditures and Commitments

Capital projects designed to increase operating efficiency and flexibility, expand production capacity and increase product quality resulted in expenditures of $19.6 million in 2004, compared to $12.0 million in 2003. This increase was primarily due to 2004 acquisitions, the completion of a new assembly and packaging facility in China and the integration of certain businesses onto the Company's common enterprise resource planning system. Commitments for capital expenditures at December 31, 2004 are approximately $10 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet income tax obligations which arise from the exercise or vesting of incentive stock options, restricted stock or performance shares. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2004, no shares were repurchased under these repurchase programs. As of December 31, 2004, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2004, the Company also acquired 17,799 shares of its common stock, valued at $0.5 million, which were tendered for the exercise of stock options.

Liquidity

On March 6, 2002, the Company amended and restated its then existing Revolving Line of Credit Agreement (the "Credit Agreement"), increasing the aggregate borrowing capacity to $150.0 million and extending the maturity date to March 6, 2005. On September 1, 2004, the Company amended and restated the Credit Agreement once again, increasing the borrowing capacity to $375.0 million. This latter amended and restated Credit Agreement provided the Company with access to senior secured credit facilities including a $150.0

million five-year Term Loan and a $225.0 million five-year Revolving Line of Credit (the "Credit Line"). Proceeds from the Credit Agreement were used to fund the Nash Elmo acquisition and retire debt outstanding under its previously existing Credit Line and Term Loan.

The Credit Line matures on September 1, 2009. On December 31, 2004, the Credit Line had an outstanding principal balance of $113.6 million, leaving $111.4 million available for letters of credit or future use, subject to the terms of the Credit Line.

The $150.0 million Term Loan has a final maturity of September 1, 2009. The Term Loan requires principal payments totaling $7.5 million, $15.0 million, $22.5 million, $37.5 million and $67.5 million in years one through five, respectively. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

The Company's borrowing arrangements permit certain investments and dividend payments and are generally unsecured with the exception of the Credit Agreement, which requires the pledge of the stock of certain wholly-owned subsidiaries, and a security interest in the Company's manufacturing facility in Bad Neustadt, Germany. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

On September 24, 2003, the Company filed with the Securities and Exchange Commission ("SEC") a shelf registration statement regarding $150 million of its securities. In March 2004, the Company sold 3.45 million shares of common stock lowering the amount of securities available on the shelf to $65.5 million. On January 31, 2005, the Company filed a second shelf registration statement regarding $184.5 million of its securities, bringing the total securities currently available to $250.0 million. The registration statement has since been declared effective by the SEC and allows the Company to complete one or more offerings of its common stock, preferred stock, debt securities or warrants. The Company intends to use the net proceeds from any offerings for acquisitions, capital expenditures, repayment of borrowings, working capital and other general corporate purposes.

As discussed under the Recent Development section above, on March 8, 2005, the Company executed an agreement and plan of merger ("Merger Agreement") through which it expects to effectively acquire all the outstanding shares of Thomas. The Company's acquisition of Thomas through the Merger Agreement is not contingent on the Company's ability to finance the transaction.

Simultaneously with the execution of the Merger Agreement, the Company executed a Commitment Letter with Bear Stearns & Co., Inc. and JP Morgan Chase Bank, NA and affiliated parties (together, the "Commitment Parties"). This Commitment Letter obligates the Commitment Parties, subject to limited conditions, to provide senior secured credit facilities to the Company in the aggregate amount of $930.0 million if the Company's acquisition of Thomas is consummated. These credit facilities could be used by the Company to finance the acquisition of Thomas, pay related fees and expenses, refinance the existing indebtedness of the Company, and finance the Company's continuing operations after the acquisition of Thomas.

Although these credit facilities are available to the Company through the Commitment Letter, the Company currently plans to finance the Thomas acquisition through the amendment and expansion of its existing Credit Agreement, and the issuance of approximately $200 million of its common stock. In addition, the Company may choose to access the debt capital markets. The size and timing of the common stock offering and any debt financings are subject to prevailing market conditions.

Management currently expects the Company's cash flows in 2005 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

Contractual Obligations

At December 31, 2004, certain of the Company's contractual obligations, including estimated payments due by period, are as follows (dollars in thousands):

		Payments Due by Period			
Contractual obligations	**Total**	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
Debt	$313,571	$ 32,949	$ 54,090	$210,496	$ 16,036
Operating leases	38,233	9,608	12,661	6,305	9,659
Purchase obligations	73,339	73,231	108	—	—
Total	$425,143	$115,788	$ 66,859	$216,801	$ 25,695

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table excludes $103.9 million of other non-current liabilities recorded in the balance sheet, which primarily consist of pension and other postretirement liabilities and deferred income taxes, because the timing of payments related to such liabilities is uncertain. The table also excludes interest payments on existing debt arrangements. For further information regarding the Company's debt arrangements and related interest rates, see Note 7 to the Consolidated Financial Statements.

Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. In addition, due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the vast majority of the plaintiffs are not impaired with a disease for which the Company bears any responsibility.

Predecessors to the Company manufactured, distributed and sold products allegedly at issue in the pending asbestos and silicosis litigation lawsuits (the "Products"). The Company has potential responsibility for certain of these Products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

Neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos-containing components used in the Products were completely encapsulated in a protective non-asbestos binder and enclosed within the subject Products. Furthermore, the Company has never manufactured or distributed portable air compressors.

The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

The Company believes that the pending and future asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

New Accounting Standards

In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," ("FAS 106-2"). FAS 106-2 supersedes Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides guidance on the accounting, disclosure, effective date and transition related to the Prescription Drug Act. FAS 106-2 was effective for the third quarter of 2004. According to an actuarial assessment, the Company currently provides prescription drug benefits, which are actuarially equivalent to the Medicare prescription drug benefit, to certain retired and other employees and will therefore qualify for the subsidy. As a result, the Company accounted for the federal subsidy attributable to past services as an actuarial gain, which reduced the accumulated post-retirement benefit obligation. This actuarial gain is then amortized in future periods in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The federal subsidy attributable to employee service rendered in current and future periods will reduce future net periodic postretirement benefit cost as those employees provide service. The Company has adopted FAS 106-2, resulting in a favorable impact to diluted earnings per share of $0.01 in 2004. The favorable impact to diluted earnings per share in 2005 is expected to be $0.02.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment to ARB No. 43, Chapter 4." This statement amends previous guidance and requires expensing for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, the statement requires that allocation of fixed production overheads to inventory be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 151 on its future consolidated financial statements.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R, "Share-Based Payment." SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. The Company will adopt SFAS No. 123-R in the third quarter of 2005 and currently expects an unfavorable impact on diluted earnings per share of approximately $0.03 to $0.05, in the second half of 2005.

In December 2004, the FASB issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," ("FAS 109-1"), and Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FAS 109-2"). FAS 109-1 requires that companies who qualify for the recent tax law's deduction for domestic production activities to account for it as a special deduction under Statement No. 109 and reduce their tax expense in the period or periods the amounts are deductible on the tax return. FAS 109-2 allows companies additional time to evaluate whether foreign earnings will be repatriated under the repatriation provisions of the new tax law and requires specific disclosures for companies needing additional time to complete the evaluation. Both staff positions are effective immediately. During 2004, the Company determined that approximately $16.6 million of existing foreign earnings should meet the requirements of the American Jobs Creation Act of 2004 (the "AJCA"). The Company intends to repatriate these earnings during calendar 2005, as soon as the qualifying requirements are met. Since these earnings are no longer consider indefinitely reinvested, the Company accrued $0.9 million of income tax expense in 2004. In addition, the Company is evaluating the potential to repatriate other foreign earnings pursuant to the AJCA. Whether the Company repatriates their foreign earnings is dependent upon the Company's ability to meet the requirements of the AJCA with respect to these earnings. Until that determination is made, the Company will make no change in its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries except with respect to the $16.6 million noted above. The range of additional amounts that the Company is considering for repatriation under the AJCA is between zero and $40 million. The potential range of income tax is between zero and $2.1 million.

Critical Accounting Policies

Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The most significant areas involving management judgments and estimates are described below. Management believes that the amounts recorded in the Company's financial statements related to these areas are based on their best judgments and estimates, although actual results could differ materially under different assumptions or conditions.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2004, $97.5 million (70%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remaining $40.9 million (30%) accounted for on a last-in, first-out (LIFO) basis. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

Goodwill and Other Intangibles

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." Among other things, this standard requires that intangible assets acquired in a business combination be recognized (at fair value) apart from goodwill if they meet one of two criteria – the contractual-legal criterion or the separability criterion. The Company has also adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2004, the Company completed its annual impairment test and determined that no impairment existed. While management believes that its estimates of fair value are reasonable, different assumptions regarding such factors as product volumes, selling price changes, labor and material cost changes, productivity, interest rates and foreign exchange rates could affect such valuations.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected rates of return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future expense (or income). In addition, due to the significant declines in the financial markets in recent years, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2004. As a result, the Company has recorded a cumulative reduction to stockholders' equity (accumulated other comprehensive income) in the amount of $5.6 million (after tax) as of December 31, 2004. This non-cash reduction in stockholders' equity did not impact the Company's compliance with its existing debt covenants and could be reversed in future periods if a combination of factors, including interest rate increases, improved investment results and contributions, cause the pension plans to return to or exceed fully funded status. However, depending upon the performance of the equity and bond markets in 2005 and beyond, the Company could also be required to record additional charges to stockholders' equity in the future.

Contingencies

Contingencies, by their nature, relate to uncertainties that require management to exercise judgement both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of the potential loss. The most significant contingencies impacting the Company's financial statements are those related to product warranty, personal injury lawsuits, environmental remediation and the resolution of matters related to open tax years. For additional information on these matters, see Note 1, Note 10 and Note 13 to the Consolidated Financial Statements.

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report on Form 10-K, other than historical facts, are forward looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements made in Management's Discussion and Analysis, particularly under the caption "Outlook." As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: (1) the ability to complete the Thomas acquisition and identify, negotiate and complete future acquisitions; (2) the speed with which the Company is able to integrate acquisitions and realize the related financial benefits; (3) the ability to maintain and to enter into key purchasing, supply and outsourcing relationships; (4) purchased material cost changes, including surcharges; (5) the ability to effectively manage the transition of iron casting supply to alternate sources and the skill, commitment and availability of such alternate sources; (6) the successful implementation of other strategic initiatives, including, without limitation, restructuring plans, inventory reduction programs and other cost reduction efforts; (7) the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; (8) changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressor and vacuum products; (9) pricing of the Company's products; (10) the degree to which the Company is able to penetrate niche and international markets; (11) changes in currency exchange rates (primarily between the U.S. dollar, the euro and the British pound); (12) changes in interest rates; (13) the ability to attract and retain quality management personnel; (14) market performance of pension plan assets and changes in discount rates used for actuarial assumptions in pension and other postretirement obligation and expense calculations; (15) the continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against the Company; (16) the development and acceptance of the

Company's new product offerings; (17) the continued successful implementation and utilization of the Company's electronic services; and (18) changes in laws and regulations, including accounting standards, tax requirements and interpretations or guidance related to the American Jobs Creation Act of 2004.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to changes in interest rates, as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. dollar across relevant foreign currencies, principally the euro, British pound and Chinese Yuan (if permitted to float independently of the U.S. dollar), the potential losses in future earnings, fair value and cash flows are not material to the Company.

All derivative instruments are reported on the balance sheet at fair value. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative instrument and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar borrowings that have been designated as hedges on the Company's investment in a foreign subsidiary are included in other comprehensive income.

To effectively manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt. Including the impact of interest rate swaps outstanding, the interest rates on approximately 50% of the Company's total borrowings were effectively fixed as of December 31, 2004. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts as cash flow hedges to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies generally mature within one year.

Notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, as of December 31, 2004 and 2003, are summarized in Note 12, "Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments," contained in "Item 8. Financial Statements and Supplementary Data," of this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report on Management's Assessment of Internal Control Over Financial Reporting

Gardner Denver management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *"Internal Control—Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in

"Internal Control—Integrated Framework," management concluded that internal control over financial reporting was effective as of December 31, 2004, subject to the scope limitation with respect to Nash Elmo as discussed in the paragraph below.

Gardner Denver acquired Nash Elmo on September 1, 2004. As permitted by SEC guidance, management excluded from its assessment of the effectiveness of Gardner Denver's internal control over financial reporting as of December 31, 2004, Nash Elmo's internal control over financial reporting. Total assets related to Nash Elmo as of December 31, 2004 were $331 million and revenues for the four-month period subsequent to the acquisition (September 1 - December 31, 2004) were $84 million.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Gardner Denver, Inc.:

We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gardner Denver, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP
St. Louis, Missouri
March 11, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Gardner Denver, Inc.:

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, that Gardner Denver, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gardner Denver, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gardner Denver, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

The Company acquired Nash Elmo on September 1, 2004, and management excluded from its assessment of the effectiveness of Gardner Denver, Inc.'s internal control over financial reporting as of December 31, 2004, Nash Elmo's internal control over financial reporting. Total assets related to Nash Elmo at December 31, 2004 of $331 million and revenues for the four-month period subsequent to the acquisition (September 1 – December 31, 2004) of $84 million were included in the consolidated financial statements of Gardner Denver, Inc. and subsidiaries as of and for the year ended December 31, 2004. Our audit of internal control over financial reporting of Gardner Denver, Inc. also excluded an evaluation of the internal control over financial reporting of Nash Elmo.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gardner Denver, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
St. Louis, Missouri
March 11, 2005

Consolidated Statements of Operations

GARDNER DENVER, INC.

Years ended December 31
(Dollars in thousands except per share amounts)

	2004	*2003*	*2002*
Revenues	**$739,539**	439,530	418,158
Costs and expenses:			
Cost of sales	**498,435**	307,753	289,631
Depreciation and amortization	**21,901**	14,566	14,139
Selling and administrative expenses	**157,453**	85,326	79,400
Interest expense	**10,102**	4,748	6,365
Other income, net	**(638)**	(3,221)	(204)
Total costs and expenses	**687,253**	409,172	389,331
Income before income taxes	**52,286**	30,358	28,827
Provision for income taxes	**15,163**	9,715	9,225
Net income	**$ 37,123**	20,643	19,602
Basic earnings per share	**$ 1.96**	1.29	1.24
Diluted earnings per share	**$ 1.92**	1.27	1.22

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

GARDNER DENVER, INC.

December 31
(Dollars in thousands except per share amounts)

	2004	2003
Assets		
Current assets:		
Cash and equivalents	**$ 64,601**	132,803
Receivables, (net of allowances of $7,543 in 2004 and $4,534 in 2003)	**163,927**	81,345
Inventories, net	**138,386**	64,327
Deferred income taxes	**9,465**	3,652
Other current assets	**9,143**	5,682
Total current assets	**385,522**	287,809
Property, plant and equipment, net	**148,819**	75,428
Goodwill	**374,159**	205,488
Other intangibles, net	**110,173**	10,341
Deferred income taxes	**—**	5,374
Other assets	**9,936**	5,293
Total assets	**$1,028,609**	589,733
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings and current maturities of long-term debt	**$ 32,949**	16,875
Accounts payable and accrued liabilities	**206,069**	84,081
Total current liabilities	**239,018**	100,956
Long-term debt, less current maturities	**280,256**	165,756
Postretirement benefits other than pensions	**30,503**	32,110
Deferred income taxes	**21,324**	—
Other liabilities	**52,032**	25,006
Total liabilities	**$ 623,133**	323,828
Stockholders' equity:		
Common stock, $0.01 par value; 50,000,000 shares authorized; 19,947,570 and 16,117,026 shares outstanding in 2004 and 2003, respectively	**217**	178
Capital in excess of par value	**262,091**	174,474
Retained earnings	**139,430**	102,307
Accumulated other comprehensive income	**30,185**	14,893
Treasury stock at cost, 1,739,661 and 1,721,862 shares in 2004 and 2003, respectively	**(26,447)**	(25,947)
Total stockholders' equity	**405,476**	265,905
Total liabilities and stockholders' equity	**$1,028,609**	589,733

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

GARDNER DENVER, INC.

Years ended December 31
(Dollars in thousands)

	Common Stock	Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
Balance January 1, 2002	$174	166,262	(25,602)	62,062	(4,168)	198,728	
Stock issued for benefit plans and options	3	4,785				4,788	
Treasury stock			(217)			(217)	
Net income				19,602		19,602	19,602
Foreign currency translation adjustments					8,482	8,482	8,482
Minimum pension liability adjustments, net of tax of $4,976					(8,460)	(8,460)	(8,460)
							19,624
Balance December 31, 2002	$177	171,047	(25,819)	81,664	(4,146)	222,923	
Stock issued for benefit plans and options	1	3,427				3,428	
Treasury stock			(128)			(128)	
Net income				20,643		20,643	20,643
Foreign currency translation adjustments					15,734	15,734	15,734
Minimum pension liability adjustments, net of tax of $(1,678)					3,305	3,305	3,305
							39,682
Balance December 31, 2003	$178	174,474	(25,947)	102,307	14,893	265,905	
Stock offering	**35**	**79,522**				**79,557**	
Stock issued for benefit plans and options	**4**	**8,095**				**8,099**	
Treasury stock			**(500)**			**(500)**	
Net income				**37,123**		**37,123**	**37,123**
Foreign currency translation adjustments					**15,712**	**15,712**	**15,712**
Minimum pension liability adjustments, net of tax of $140					**(420)**	**(420)**	**(420)**
							52,415
Balance December 31, 2004	**$217**	**262,091**	**(26,447)**	**139,430**	**30,185**	**405,476**	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

GARDNER DENVER, INC.

Years ended December 31
(Dollars in thousands)

	2004	*2003*	*2002*
Cash flows from operating activities:			
Net income	**$ 37,123**	20,643	19,602
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**21,901**	14,566	14,139
Unrealized foreign currency transaction gain, net	**(980)**	(3,212)	—
Net gain on asset dispositions	**(40)**	(370)	(20)
LIFO liquidation income	**(132)**	(367)	(394)
Stock issued for employee benefit plans	**3,239**	2,434	2,342
Deferred income taxes	**537**	5,724	2,455
Changes in assets and liabilities:			
Receivables	**(6,011)**	(3,568)	13,321
Inventories	**(1,745)**	7,270	11,254
Accounts payable and accrued liabilities	**20,526**	4,095	(9,313)
Other assets and liabilities, net	**2,334**	(932)	(905)
Net cash provided by operating activities	**76,752**	46,283	52,481
Cash flows from investing activities:			
Business acquisitions, net of cash acquired	**(295,313)**	(2,402)	—
Capital expenditures	**(19,550)**	(11,950)	(13,641)
Disposals of property, plant and equipment	**557**	1,959	200
Foreign currency hedging transactions	**(1,258)**	—	(5)
Other	—	(516)	—
Net cash used in investing activities	**(315,564)**	(12,909)	(13,446)
Cash flows from financing activities:			
Principal payments on short-term borrowings	**(3,648)**	—	—
Proceeds from short-term borrowings	**327**	—	—
Principal payments on long-term debt	**(274,470)**	(59,532)	(109,442)
Proceeds from long-term debt	**362,533**	122,000	62,000
Proceeds from issuance of common stock	**79,557**	—	—
Proceeds from stock options	**4,860**	993	2,446
Purchase of treasury stock	**(500)**	(128)	(217)
Debt issuance costs	**(1,847)**	(302)	(754)
Net cash provided by (used in) financing activities	**166,812**	63,031	(45,967)
Effect of exchange rate changes on cash and equivalents	**3,798**	10,731	2,619
(Decrease) increase in cash and equivalents	**(68,202)**	107,136	(4,313)
Cash and equivalents, beginning of year	**132,803**	25,667	29,980
Cash and equivalents, end of year	**$ 64,601**	132,803	25,667

The accompanying notes are an integral part of these statements.

(Dollars in thousands except per share amounts or amounts described in millions)

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of Gardner Denver, Inc. ("Gardner Denver" or the "Company") and its subsidiaries. Certain prior year amounts have been reclassified to conform with current year presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive income, a separate component of stockholders' equity.

Revenue Recognition

The Company recognizes product revenue when the products are shipped and title passes to the customer and collection is reasonably assured. Service revenue is recognized when services are performed and earned and collection is reasonably assured.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less. As of December 31, 2003, £62.4 million ($111.4 million) in cash was deposited on account to acquire the shares of Syltone (See Note 2). These funds were restricted for such use until the acquisition was consummated. As of December 31, 2004, cash of $5.3 million was pledged to financial institutions as collateral to support the issuance of standby letters of credit and similar instruments on behalf of the Company and its subsidiaries.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2004, $97.5 million (70%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis, with the remaining $40.9 million (30%) accounted for on a last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; office furniture and equipment - 3 to 10 years; and tooling, dies, patterns, etc. - 3 to 7 years.

Goodwill and Other Intangibles

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." Among other things, this standard requires that intangible assets acquired in a business combination be recognized (at fair value) apart from goodwill if they meet one of two criteria - the contractual-legal criterion or the separability criterion. The Company has also adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value.

The Company uses the straight-line method to amortize intangible assets (subject to amortization) over their estimated useful lives, generally 5 to 20 years. During the second quarter of 2004, the Company completed its annual impairment test and determined that no impairment existed.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to dispose.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include the discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods.

Income Taxes

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

Research and Development

Costs for research and development are expensed as incurred and were $6,186, $2,808 and $2,398 for the years ended December 31, 2004, 2003 and 2002, respectively.

Financial Instruments

All derivative instruments are reported on the balance sheet at fair value. For each derivative instrument designated as a cash flow hedge, the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative instrument and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Currency fluctuations on non-U.S. dollar borrowings that have been designated as hedges on the Company's investment in a foreign subsidiary are included in other comprehensive income.

Stock-Based Compensation

As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures its compensation cost of equity instruments issued under employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment to SFAS No. 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards outstanding during 2004, 2003 and 2002 consistent with the provisions of this Statement, the Company's net income and earnings per share would have been as shown in the table below:

	2004	*2003*	*2002*
Net income, as reported	**$37,123**	20,643	19,602
Less: Total stock-based employee compensation expense determined under fair value method, net of related tax effects	**(1,359)**	(1,252)	(1,274)
Pro forma net income	**$35,764**	19,391	18,328
Earnings per share:			
Basic earnings per share, as reported	**$ 1.96**	1.29	1.24
Basic earnings per share, pro forma	**$ 1.89**	1.21	1.16
Diluted earnings per share, as reported	**$ 1.92**	1.27	1.22
Diluted earnings per share, pro forma	**$ 1.85**	1.19	1.14

Compensation costs charged against income (net of tax) for restricted stock issued under the Company's Incentive Plan totaled $0.2 million in 2003. There were no restricted stock awards in 2004 or in 2002.

Comprehensive Income

Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary, fair market value adjustments of interest rate swaps and additional minimum pension liability (net of income taxes). See Note 8 for further discussion of additional minimum pension liability adjustments.

New Accounting Standards

In May 2004, the FASB issued Staff Position No. FAS 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," ("FAS 106-2"). FAS 106-2 supersedes Staff Position No. FAS 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides guidance on the accounting, disclosure, effective date and transition related to the Prescription Drug Act. FAS 106-2 was effective for the third quarter of 2004. According to an actuarial assessment, the Company currently provides prescription drug benefits, which are actuarially equivalent to the Medicare prescription drug benefit, to certain retired and other employees and will therefore qualify for the subsidy. As a result, the Company accounted for the federal subsidy attributable to past services as an actuarial gain, which reduced the accumulated post-retirement benefit obligation. This actuarial gain is then amortized in future periods in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The federal subsidy attributable to employee service rendered in current and future periods will reduce future net periodic postretirement benefit cost as those employees provide service. The Company has adopted FAS 106-2 resulting in a favorable impact to diluted earnings per share of $0.01 in 2004. The favorable impact to diluted earnings per share in 2005 is expected to be $0.02.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment to ARB No. 43, Chapter 4." This statement amends previous guidance and requires expensing for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, the statement requires that allocation of fixed production overheads to inventory be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS No. 151 on its future consolidated financial statements.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 123-R "Share-Based Payment." SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. The Company will adopt SFAS No. 123-R in the third quarter of fiscal 2005 and currently expects an unfavorable impact on diluted earnings per share of approximately $0.03 to $0.05, in the second half of 2005.

In December 2004, the FASB issued Staff Position No. FAS 109-1 "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," ("FAS 109-1"), and Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FAS 109-2"). FAS 109-1 requires that companies who qualify for the recent tax law's deduction for domestic production activities to account for it as a special deduction under Statement No. 109 and reduce their tax expense in the period or periods the amounts are deductible on the tax return. FAS 109-2 allows companies additional time to evaluate whether foreign earnings will be repatriated under the repatriation provisions of the new tax law and requires specific disclosures for companies needing additional time to complete the evaluation. Both staff positions are effective immediately and the required income tax disclosures have been included in Note 10.

Note 2: Acquisitions

On September 1, 2004, the Company acquired nash_elmo Holdings, LLC ("Nash Elmo"). Nash Elmo is a leading global manufacturer of industrial vacuum pumps and is primarily split between two businesses, liquid ring pumps and side channel blowers. Both businesses' products are complementary to the Compressor and Vacuum Products segment's existing product portfolio. The purchase price of $224.6 million, including assumed bank debt (net of cash acquired) and direct acquisition costs, was paid in cash and the assumption of certain of Nash Elmo's debt ($10.4 million). There are no additional contingent payments or commitments related to this acquisition.

This acquisition has been accounted for by the purchase method and, accordingly, its results are included in the Company's consolidated financial statements from the date of acquisition. The purchase price (including direct acquisition costs) has been allocated primarily to receivables ($35,629); inventory ($47,749); property, plant and equipment ($34,461); intangible assets ($170,893); other assets ($6,880); accounts payable and accrued liabilities ($48,985); net deferred income tax liabilities ($18,515) and other long-term liabilities ($3,547), based on their estimated fair values on the date of acquisition. This allocation reflects the Company's preliminary estimates of the purchase price allocation and is subject to change upon completion of appraisals in 2005. Further, other assets and liabilities may be identified to which a portion of the purchase price could be allocated.

The following table summarizes the preliminary fair values of the intangible assets acquired in the Nash Elmo acquisition:

Amortized intangible assets:	
Customer lists and relationships	$ 44,000
Other	7,245
Unamortized intangible assets:	
Goodwill	91,648
Tradenames	28,000
Total intangible assets	$170,893

The preliminary weighted average amortization period for customer lists and relationships and other amortized intangible assets is 20 years and 5 years, respectively. The total amount of goodwill that is expected to be deductible for tax purposes is approximately $10 to $15 million. The assignment of goodwill has been allocated to the Compressor and Vacuum Products segment.

On January 2, 2004, the Company acquired the outstanding shares of Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. Syltone, previously headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product lines. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. The purchase price of £63.0 million (or approximately $112.5 million), including assumed bank debt (net of cash acquired) and direct acquisition costs, was paid in the form of cash (£46.3 million), new loan notes (£5.2 million) and the assumption of Syltone's existing bank debt, net of cash acquired (£11.5 million). There are no additional contingent payments or commitments related to this acquisition.

This acquisition has been accounted for by the purchase method, and accordingly, its results are included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated primarily to receivables ($30,382); inventory ($20,554); property, plant and equipment ($33,488); intangible assets ($90,160); accounts payable and accrued liabilities ($40,581); net deferred income tax liabilities ($1,796) and other long-term liabilities ($19,658), based on their estimated fair values on the date of acquisition.

The following table summarizes the fair values of the intangible assets acquired in the Syltone acquisition:

Amortized intangible assets:	
Customer lists and relationships	$ 8,000
Other	4,867
Unamortized intangible assets:	
Goodwill	68,803
Tradenames	8,490
Total intangible assets	$90,160

The weighted average amortization period for customer lists and relationships and other amortized intangible assets is 20 years and 5 years, respectively. The total amount of goodwill that is expected to be deductible for tax purposes is not anticipated to be significant, given the stock nature of the acquisition. The assignment of goodwill has been allocated to the Compressor and Vacuum Products segment ($57,194) and the Fluid Transfer Products segment ($11,609). See Note 14 for additional segment information.

The following table summarizes the unaudited supplemental pro forma information as if the Nash Elmo and Syltone acquisitions had been completed on January 1, 2003 (this unaudited information is subject to change upon finalization of the purchase price allocation of Nash Elmo):

	Unaudited	
	2004	*2003*
Revenues	$895,856	790,696
Net Income	43,043	20,356
Diluted earnings per share	$ 2.22	1.25

The 2003 pro forma net income reflects the negative impact of a one-time adjustment on cost of sales of approximately $3.6 million stemming from recording Syltone's and Nash Elmo's inventory at fair value.

In August 2003, the Company paid $2.4 million to acquire certain assets and assume certain liabilities of a small machine shop operation in Odessa, Texas. This operation services and repairs well stimulation and drilling pumps serving the Permian Basin and thus, its financial results were included in the Fluid Transfer Products segment from the date of acquisition. There are no additional contingent payments or commitments related to this acquisition. The amounts assigned to goodwill and other intangible assets were inconsequential.

All acquisitions have been accounted for by the purchase method and, accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date.

Note 3: Inventories

	2004	*2003*
Raw materials, including parts and subassemblies	**$ 62,477**	34,992
Work-in-process	**23,405**	8,506
Finished goods	**57,321**	25,362
	143,203	68,860
Excess of FIFO costs over LIFO costs	**(4,817)**	(4,533)
Inventories, net	**$138,386**	64,327

During 2004, 2003 and 2002, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2004, 2003 and 2002 by $94, $249 and $268, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter which a decrease for the entire year becomes certain. In each of the years 2002 through 2004, the LIFO liquidation income was recorded in the fourth quarter. The Company believes that FIFO costs in the aggregate approximates replacement or current cost and thus the excess of replacement or current cost over LIFO value was $4.8 million and $4.5 million as of December 31, 2004 and 2003, respectively.

Note 4: Property, Plant and Equipment

	2004	*2003*
Land and land improvements	**$ 15,304**	8,710
Buildings	**75,482**	41,727
Machinery and equipment	**141,130**	114,594
Tooling, dies, patterns, etc.	**23,516**	13,884
Office furniture and equipment	**22,715**	14,574
Other	**10,242**	6,780
Construction in progress	**4,664**	2,612
	293,053	202,881
Accumulated depreciation	**(144,234)**	(127,453)
Property, plant and equipment, net	**$ 148,819**	75,428

Note 5: Goodwill and Other Intangible Assets

As discussed in Note 1, the Company has adopted SFAS No. 142. This statement required, among other things, the discontinuation of goodwill amortization, assignment of goodwill to reporting units, and completion of a transitional goodwill impairment test. Substantially all goodwill was assigned to the reporting unit that acquired the business. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of each reporting unit was estimated using discounted cash flows and market multiples. During the second quarter of 2004, the Company completed its annual impairment test and determined that no impairment existed.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2004 and 2003 are as follows:

	Compressor & Vacuum Products	*Fluid Transfer Products*	*Total*
Balance as of January 1, 2003	$176,230	25,531	201,761
Acquisitions	—	103	103
Foreign currency translation	3,624	—	3,624
Balance as of December 31, 2003	179,854	25,634	205,488
Acquisitions	**148,842**	**11,609**	**160,451**
Foreign currency translation	**7,379**	**841**	**8,220**
Balance as of December 31, 2004	**$336,075**	**38,084**	**374,159**

Other intangible assets at December 31, 2004 and 2003 consisted of the following:

	December 31, 2004		*December 31, 2003*	
	Gross Carrying Amount	*Accumulated Amortization*	*Gross Carrying Amount*	*Accumulated Amortization*
Amortized intangible assets:				
Customer lists and relationships	**$53,855**	**$(2,153)**	**1,295**	**(927)**
Acquired technology	**19,218**	**(9,732)**	**13,312**	**(8,002)**
Other	**11,352**	**(2,508)**	**2,943**	**(1,337)**
Unamortized intangible assets:				
Trademarks	**40,141**	**—**	**3,057**	**—**
Total other intangible assets	**$124,566**	**$(14,393)**	**20,607**	**(10,266)**

Amortization of intangible assets was $4.4 million and $1.4 million in 2004 and 2003, respectively. Amortization of intangible assets is anticipated to be approximately $7.0 million per year for 2005 through 2009 based upon intangible assets with finite useful lives included in the balance sheet as of December 31, 2004.

Note 6: Accounts Payable and Accrued Liabilities

	2004	*2003*
Accounts payable-trade	**$ 81,977**	39,691
Salaries, wages and related fringe benefits	**39,251**	14,661
Taxes	**12,860**	3,422
Advance payments on sales contracts	**11,600**	1,000
Product warranty	**10,671**	6,635
Product liability, workers' compensation and insurance	**8,030**	5,046
Other	**41,680**	13,626
Total accounts payable and accrued liabilities	**$206,069**	84,081

A reconciliation of the changes in the accrued product warranty liability for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	*2003*	*2002*
Balance as of January 1	**$ 6,635**	7,060	7,578
Product warranty accruals	**7,476**	5,420	5,281
Settlements	**(7,611)**	(6,171)	(6,126)
Other (primarily acquisitions and foreign currency translation)	**4,171**	326	327
Balance as of December 31	**$10,671**	6,635	7,060

Note 7: Debt

	2004	*2003*
Short-term debt:		
Revolving Loans, due 2005 (1)	**$ 10,898**	—
Other	**1,729**	—
Total short-term debt	**$ 12,627**	—
Long-term debt:		
Credit Line, due 2009 (2)	**$113,635**	114,000
Term Loan, due 2009 (3)	**148,125**	45,625
Secured Mortgages at 4.6%, due 2022 (4)	**10,362**	—
Unsecured Senior Note at 7.3%, due 2006	**10,000**	15,000
Variable Rate Industrial Revenue Bonds, due 2018 (5)	**8,000**	8,000
Term Loans, due 2007 (6)	**6,001**	—
Other	**4,455**	6
Total long-term debt including current maturities	**300,578**	182,631
Current maturities of long-term debt	**20,322**	16,875
Long-term debt, less current maturities	**$280,256**	165,756

(1) This amount consists of three loan agreements with similar terms assumed in the 2004 acquisition of Syltone. The loans are Euro denominated and had an outstanding balance of €8,046 at December 31, 2004. At December 31, 2004 the rate on this debt was 2.9% and averaged 3.0% for the year ended December 31, 2004.

(2) The loans under this facility may be denominated in U.S. dollars or several foreign currencies. At December 31, 2004, the outstanding balance consisted of U.S. dollar borrowings of $73,000 and Euro borrowings of €30,000. The interest rates under the facility are based on prime, federal funds and/or LIBOR for the applicable currency and were 4.2% and 4.0% as of December 31, 2004 for the U.S. dollar and Euro loans, respectively. The rates averaged 3.6% and 4.0% for the year ended December 31, 2004 for the U.S. dollar and Euro loans, respectively.

(3) The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2004, this rate was 4.1% and averaged 3.5% for the year ended December 31, 2004.

(4) This amount consists of two commercial bank loans assumed in the 2004 acquisition of Nash Elmo with an outstanding balance of €7,650 at December 31, 2004. The loans are secured by the Company's facility in Bad Neustadt, Germany and are net of unamortized discount of €270.

(5) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2004, this rate was 2.1% and averaged 1.3% for the year ended December 31, 2004.

(6) This amount consists of two loan agreements with similar terms assumed in the 2004 acquisition of Syltone. The loans are denominated in British pounds and had an outstanding balance of £3,133 at December 31, 2004. At December 31, 2004 the rate on this debt was 3.1% and averaged 3.1% for the year ended December 31, 2004.

On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement (the "Credit Agreement") with an aggregate $125,000 borrowing capacity and terminated a previous agreement. On March 6, 2002, the Company amended and restated its Credit Agreement, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. On September 1, 2004, the Company amended and restated the Credit Agreement once again, increasing the borrowing capacity to $375,000. This latter amended and restated Credit Agreement provided the Company with access to senior secured credit facilities including a $150,000 five-year Term Loan and a $225,000 five-year Revolving Line of Credit (the "Credit Line"). Proceeds from the Credit Agreement were used to fund the Nash Elmo acquisition and retire debt outstanding under its previously existing Credit Line and Term Loan.

The Credit Line has a borrowing capacity of $225,000 and the total debt balance is due upon final maturity on September 1, 2009. On December 31, 2004, the Credit Line had an outstanding principal balance of $113,635, leaving $111,365 available for letters of credit or future use, subject to the terms of the Credit Line.

The $150,000 Term Loan has a final maturity of September 1, 2009. The Term Loan requires principal payments totaling $7,500, $15,000, $22,500, $37,500 and $67,500 in years one through five, respectively. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity, with principal payments that began in 2000.

On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. On July 2, 2001, the Company prepaid $1,500 of principal from unused funds. The remaining principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by an $8,100 letter of credit.

The Company's borrowing arrangements permit certain investments and dividend payments and are generally unsecured with the exception of the Credit Agreement, which requires the pledge of the stock of certain wholly-owned subsidiaries, and a security interest in the Company's manufacturing facility in Bad Neustadt, Germany. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

Debt maturities for the five years subsequent to December 31, 2004 and thereafter, are $32,949, $26,022, $28,068, $45,618, $164,878 and $16,036, respectively.

Cash paid for interest in 2004, 2003 and 2002 was $7,817, $4,498 and $6,263, respectively.

The rentals for all operating leases were $7,814, $3,818, and $3,357 in 2004, 2003 and 2002, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2004 and thereafter are $9,608, $7,252, $5,409, $4,305, $2,000 and $9,659, respectively.

Note 8: Pension and Other Postretirement Benefits

The Company sponsors retirement plans covering substantially all worldwide employees. Benefits are provided to employees under defined benefit pay-related and service-related plans, which are generally noncontributory in the U.S. and Germany and are generally contributory in the U.K. Annual Company contributions to U.S. retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The retirement plans covering the employees of the Company's operation in Schopfheim, Germany are unfunded and the full amount of the pension benefit obligation is included as an accrued benefit liability on the Consolidated Balance Sheets.

With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the U.K. and are provided retirement benefits under a contributory defined benefit pay and service-related plan. Under the Company's purchase agreement, these employees were allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company established a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also required the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. As of December 31, 2002, the Company had not received this transfer and thus an estimate of this receivable was included in the reconciliation of fair value of plan assets table presented below. During 2003, the Company settled this receivable resulting in adjustments to the benefit obligation and fair value of plan assets for non-U.S. pension plans. These adjustments are included on the "acquisitions" line in the reconciliation table below. Participation in this plan was frozen as of January 1, 2004. Employees hired after that date participate in a contributory defined contribution plan.

With regard to the 2004 Syltone acquisition, the majority of the employees are based in the U.K. and Germany. In the U.K., the majority of these employees are provided benefits under a contributory defined benefit pay and service-related plan. Participation in this plan was frozen as of July 1, 2003. Employees hired after that date participate in a contributory defined contribution plan. In Germany, with regard to employees of the Syltone acquisition, employees are provided benefits under either a non-contributory defined benefit pay and service-related plan or under a contributory defined contribution plan.

With regard to the Nash Elmo 2004 acquisition, the majority of the employees are based in the U.S. and Germany. In the U.S., employees are provided benefits under both a non-contributory defined contribution plan and under another defined contribution plan with no Company contributions. In Germany, certain employees are covered by a non-contributory defined benefit pay and service related plan. Employees hired after October 2000, are covered by a non-contributory defined contribution plan.

Due to the significant declines in the financial markets, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (net of income taxes of $5.0 million) in the fourth quarter of 2002. During 2003, the financial markets and the assets of the Company's funded benefit pension plans experienced significant gains. As a result, the Company recorded a credit to accumulated other comprehensive income of $3.3 million (net of income taxes of $1.7 million) to reduce its additional minimum pension liability. During 2004, the Company's recorded an additional non-cash charge to accumulated other comprehensive income of $0.4 million (net of income taxes of $0.1 million) to increase the additional minimum pension liability.

The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement. Certain of the Company's full-time salaried and nonunion hourly employees in the U.S. are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the savings plans are in the form of the Company's common stock.

The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits, which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.

Certain salaried employees in the U.S. who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits and certain Nash Elmo employees, have retiree medical, prescription and life insurance benefits. In most cases, the Nash Elmo retirees pay the entire cost of their coverage. No other active salaried employees have postretirement medical benefits. The hourly employees have separate plans with varying benefit formulas. In all cases, however, no currently active hourly employee, except for certain employees who are near retirement, will receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended December 31, 2004, and a statement of the funded status as of December 31, 2004 and 2003:

	Pension Benefits				*Other Postretirement Benefits*	
	U.S. Plans		*Non-U.S. Plans*			
	2004	2003	**2004**	2003	**2004**	2003
Reconciliation of benefit obligation						
Obligation as of January 1	**$ 58,531**	55,633	**$ 33,388**	26,541	**$ 27,664**	28,391
Service cost	**2,119**	1,988	**4,187**	1,528	**16**	12
Interest cost	**3,356**	3,430	**6,413**	1,416	**1,649**	1,685
Actuarial loss (gain)	**1,129**	2,156	**1,248**	3,617	**(1,804)**	139
Employee contributions	—	—	**1,065**	415	—	—
Benefit payments	**(4,466)**	(4,676)	**(2,464)**	(920)	**(2,617)**	(2,563)
Acquisitions	—	—	**98,652**	(2,667)	**585**	—
Effect of foreign currency exchange rate changes	—	—	**7,994**	3,458	—	—
Obligation as of December 31	**$ 60,669**	58,531	**$150,483**	33,388	**$ 25,493**	27,664
Reconciliation of fair value of plan assets						
Fair value of plan assets as of January 1	**$ 44,305**	40,539	**$ 23,059**	18,358		
Actual return on plan assets	**4,733**	7,304	**8,270**	3,891		
Acquisitions	—	—	**76,015**	(996)		
Employer contributions	**3,201**	1,138	**3,394**	102		
Employee contributions	—	—	**1,065**	415		
Benefit payments	**(4,466)**	(4,676)	**(3,403)**	(920)		
Effect of foreign currency exchange rate changes	—	—	**5,994**	2,209		
Fair value of plan assets as of December 31	**$ 47,773**	44,305	**$114,394**	23,059		
Funded status						
Funded status as of December 31	**$(12,896)**	(14,226)	**$(36,089)**	(10,329)	**$(25,493)**	(27,664)
Unrecognized transition liability	**4**	9	—	—	**742**	—
Unrecognized prior-service cost	**(451)**	(537)	—	—	**(730)**	(744)
Unrecognized loss (gain)	**8,911**	9,069	**7,343**	6,249	**(7,723)**	(6,082)
Accrued benefit liability	**$ (4,432)**	(5,685)	**$(28,746)**	(4,080)	**$(33,204)**	(34,490)

The total pension and other postretirement accrued benefit liability is included in the balance sheets in the following captions:

	2004	2003
Deferred income taxes	**$ 3,438**	3,298
Accounts payable and accrued liabilities	**(2,966)**	(2,380)
Postretirement benefits other than pensions	**(30,503)**	(32,110)
Other liabilities	**(41,926)**	(18,218)
Accumulated other comprehensive income	**5,575**	5,155
Total pension and other postretirement accrued benefit liability	**$(66,382)**	(44,255)

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2004 and 2003 are as follows:

	December 31,			
	U.S. Plans		*Non-U.S. Plans*	
	2004	2003	**2004**	2003
Accumulated benefit obligation	**$60,562**	58,412	**$119,094**	4,360
Fair value of plan assets	**$47,773**	44,305	**$104,629**	—

The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2004, 2003 and 2002:

	Pension Benefits								
	U.S. Plans			*Non-U.S. Plans*			*Other Postretirement Benefits*		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 2,119**	1,988	2,200	**$ 4,187**	1,529	1,288	**$ 16**	12	17
Interest cost	**3,356**	3,430	3,658	**6,413**	1,416	1,302	**1,649**	1,685	1,939
Expected return on plan assets	**(3,701)**	(3,269)	(4,180)	**(6,853)**	(1,474)	(1,717)	**—**	—	—
Amortization of transition liability	**5**	5	8	**—**	—	—	**25**	—	—
Amortization of prior-service cost	**(86)**	(86)	(86)	**—**	—	—	**(156)**	(606)	(1,206)
Amortization of net loss (gain)	**255**	439	2	**211**	211	2	**(559)**	(958)	(829)
Net periodic benefit expense (income)	**1,948**	2,507	1,602	**3,958**	1,682	875	**$ 975**	133	(79)
Defined contribution plans	**3,021**	2,548	2,576	**1,677**	1,378	1,281			
Total retirement expense	**$ 4,969**	5,055	4,178	**$ 5,635**	3,060	2,156			

The following weighted average assumptions were used to determine the benefit obligations and net periodic benefit expense (income) for pension and other postretirement plans:

	Pension and Other Postretirement Benefits					
	U.S. Plans			*Non-U.S. Plans*		
	2004	*2003*	*2002*	***2004***	*2003*	*2002*
Discount rate (1)	**6.0%**	6.3	6.8	**5.4%**	5.5	5.6
Rate of increase in compensation levels (2)	**5.0%**	5.0	5.0	**3.4%**	3.5	3.3
Expected long-term rate of return on assets (2)	**9.0%**	9.0	9.0	**7.6%**	8.3	8.0

(1) Net periodic benefit expense (income) is determined by the previous year's discount rate.
(2) Applies only to pension plans.

For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2004 was 8.4% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.0% for 2010 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point	
	Increase	*Decrease*
Effect on total of service and interest cost components of net periodic other postretirement benefit cost – increase (decrease)	9.1%	(8.0%)
Effect on the postretirement benefit obligation – increase (decrease)	8.5%	(7.5%)

The primary objectives for the investment of pension plan assets is to secure participant retirement benefits and to minimize reliance on contributions as a source of benefit security. Plan assets are invested consistent with the provisions of prudence and diversification rules of ERISA and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company's pension plan asset allocations at December 31, 2004 and 2003, and target weighted-average allocations are as follows:

	U.S. Plans			*Non-U.S. Plans*		
	2004	*2003*	*Current Target*	***2004***	*2003*	*Current Target*
Asset category:						
Equity securities	**70%**	69%	70%	**65%**	81%	73%
Debt securities	**28%**	29%	30%	**26%**	9%	25%
Other	**2%**	2%	—	**9%**	10%	2%
Total	**100%**	100%	100%	**100%**	100%	100%

The Company estimates that future benefit payments for the U.S. pension plans will be as follows: $4,360 in 2005, $5,154 in 2006, $4,483 in 2007, $4,778 in 2008, $4,848 in 2009 and $26,594 in total over the five years 2010 through 2014. Using foreign exchange rates as of December 31, 2004, the Company estimates that future benefit payments for the non-U.S. pension plans will be as follows: $2,845 in 2005, $3,103 in 2006, $3,530 in 2007, $3,578 in 2008, $3,984 in 2009 and $27,215 in total over the five years 2010 through 2014. In 2005, the Company expects to contribute $2,436 to U.S. pension plans and $5,050 to non-U.S. pension plans.

Note 9: Stockholders' Equity and Earnings Per Share

At December 31, 2004 and 2003, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2004 and 2003 were 19,947,570 and 16,117,026, respectively. No shares of preferred stock were issued or outstanding at December 31, 2004 or 2003. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The following table details the calculation of basic and diluted earnings per share for the year ended December 31, 2004, 2003 and 2002:

	2004			2003			2002		
	Net Income	*Wtd. Avg. Shares*	*Amt. Per Share*	*Net Income*	*Wtd. Avg. Shares*	*Amt. Per Share*	*Net Income*	*Wtd. Avg. Shares*	*Amt. Per Share*
Basic earnings per share:									
Income available to common stockholders	**$37,123**	**18,954,841**	**$1.96**	$20,643	16,060,979	$1.29	$19,602	15,854,239	$1.24
Diluted earnings per share:									
Effect of dilutive securities:									
Stock options granted and outstanding		**422,639**			251,189			187,356	
Income available to common stockholders and assumed conversions	**$37,123**	**19,377,480**	**$1.92**	$20,643	16,312,168	$1.27	$19,602	16,041,595	$1.22

Note 10: Income Taxes

Income before income taxes consist of the following:

	2004	2003	2002
U.S.	**$26,934**	23,913	22,216
Non-U.S.	**25,352**	6,445	6,611
Income before income taxes	**$52,286**	30,358	28,827

The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred:

	2004	2003	2002
Current:			
U.S. federal	**$ 8,458**	2,977	4,944
U.S. state and local	**692**	340	542
Non-U.S.	**6,584**	611	1,229
Deferred:			
U.S. federal	**(513)**	4,753	2,253
U.S. state and local	**(44)**	543	257
Non-U.S.	**(14)**	491	—
Provision for income taxes	**$15,163**	9,715	9,225

The U.S. federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

	2004	2003	2002
U.S. federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local taxes, less federal tax benefit	**1.2**	2.6	2.5
Foreign income taxes	**(4.4)**	—	—
Export benefit	**(2.5)**	(3.0)	(2.8)
Other, net	**(0.3)**	(2.6)	(2.7)
Effective income tax rate	**29.0%**	32.0%	32.0%

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2004	2003
Deferred tax assets:		
Reserves and accruals	**$ 31,971**	14,506
Postretirement benefits other than pensions	**12,491**	13,446
Tax loss carryforwards	**7,123**	—
Foreign tax credit carryforwards	**852**	—
Other	**4,729**	3,014
Total deferred tax assets	**$ 57,166**	30,966
Valuation allowance	**$ (4,705)**	—
Deferred tax liabilities:		
LIFO inventory	**$ (3,766)**	(3,493)
Property, plant and equipment	**(10,395)**	(7,763)
Intangible	**(42,248)**	(7,698)
Other	**(7,911)**	(2,986)
Total deferred tax liabilities	**$(64,320)**	(21,940)
Net deferred income tax (liability) asset	**$(11,859)**	9,026

As of December 31, 2004, Gardner Denver has net operating loss carry forwards from various jurisdictions of $24.7 million that result in a deferred tax asset of $7.1 million. It is more likely than not that a portion of these tax loss carry forwards will not produce future benefits and a valuation allowance of $4.7 million has been established with respect to these losses. The expected expiration dates of the tax loss carryforwards are as follows; < 5 years, $5.6 million, 5 to 10 years, $0, 10 to 20 years, $4.6 million and $14.5 million have no expiration date. The reversal of the valuation allowance will reduce goodwill. In addition, the Company has a U.S. foreign tax credit carryforward of $0.9 million that expires in 5 to 10 years.

U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries (approximately $54 million at December 31, 2004) because the Company intends to reinvest such earnings indefinitely or distribute them only when available foreign tax credits could significantly reduce the amount of U.S. taxes due on such distributions.

During the year, the Company recorded an income tax benefit related to favorable audit settlements in Finland and the U.S. of $1.4 million and $0.2 million, respectively.

On October 22, 2004, the American Jobs Creation Act (the("AJCA") was signed into law. The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations made either after the date of enactment in calendar year 2004 or throughout calendar year 2005. During calendar 2004, the Company did not repatriate any qualified earnings pursuant to the AJCA. However, the Company determined that approximately $16.6 million of existing foreign earnings will meet the requirements of the AJCA. The Company has determined that it will repatriate these earnings during calendar 2005, as soon as the AJCA's qualifying requirements are met. Since these earnings are no longer considered indefinitely reinvested, the Company accrued $0.9 million of income tax expense in 2004. In addition, the Company is evaluating the potential to repatriate other foreign earnings pursuant to the AJCA. Whether the Company repatriates their foreign earnings is dependent upon the Company's ability to meet the requirements of the AJCA with respect to these earnings. Until that determination is made, the Company will make no change in its current intention to indefinitely reinvest accumulated earnings of its foreign subsidiaries except with respect to the $16.6 million noted above. The range of additional amounts that the Company is considering for repatriation under the AJCA is between zero and $40 million. The related potential range of income tax is between zero and $2.1 million.

Cash paid for income taxes in 2004, 2003 and 2002 was $8,031, $5,220 and $6,512, respectively.

Note 11: Stock-Based Compensation Plans

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 4,250,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2004, the Company has granted options on 3,622,909 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 2002 and 2003 expire ten years after the date of grant. The options granted to employees in 2004 expire seven years after the date of grant.

Pursuant to the Incentive Plan, each nonemployee director was granted an option to purchase 4,500 shares of common stock on the day after the 2004, 2003 and 2002 annual meeting of stockholders. These options were granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.

The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 1,150,000 shares for issuance under this plan. The Stock Purchase Plan requires participants to have the purchase price of their options withheld from their pay over a one-year period. In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering was January 2, 2002, at which time employees elected to purchase 68,323 shares at an offering price of $15.36 per share, 85% of the fair market price on the offering date.

In November 2001, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2000 offering. The exercise date for the 2001 offering was January 2, 2003, at which time employees elected to purchase 46,460 shares at an offering price of $17.08 per share, 85% of the fair market price on the exercise date.

In November 2002, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2001 offering. The exercise date for the 2002 offering was January 2, 2004, at which time employees elected to purchase 94,965 shares at an offering price of $12.72 per share, 85% of the fair market price on the offering date.

In November 2003, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2002 offering. The exercise date for the 2003 offering is January 3, 2005, at which time employees elected to purchase 69,548 shares at an offering price of $18.19 per share, 85% of the fair market price on the offering date.

No additional options were offered to employees under the Stock Purchase Plan in 2004.

A summary of the status of the Company's Incentive Plan at December 31, 2004, 2003 and 2002, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

	2004		*2003*		*2002*	
	Average Price	*Shares*	*Average Price*	*Shares*	*Average Price*	*Shares*
Options outstanding, beginning of year	**$17.54**	**1,367**	$17.56	1,144	$17.26	1,106
Options granted	**$28.46**	**263**	$17.89	264	$20.35	221
Options exercised	**$29.61**	**(217)**	$15.25	(13)	$16.37	(85)
Options canceled	**$20.94**	**(10)**	$23.20	(28)	$21.45	(98)
Options outstanding, end of year	**$19.67**	**1,403**	$17.54	1,367	$17.56	1,144
Options exercisable, end of year	**$17.55**	**934**	$17.07	940	$16.54	776

The following table summarizes information about fixed-price stock options outstanding at December 31, 2004 (underlying shares in thousands):

	Outstanding			*Exercisable*	
Range of Exercise Prices	*Shares*	*Average Remaining Contractual Life*	*Average Price*	*Shares*	*Average Price*
$5.00 to $10.00	**161**	**1.4**	**$ 8.71**	**161**	**$ 8.71**
$10.01 to $15.00	**137**	**4.4**	**$12.83**	**137**	**$12.83**
$15.01 to $20.00	**665**	**6.5**	**$18.50**	**456**	**$18.64**
$20.01 to $30.00	**440**	**4.9**	**$27.57**	**180**	**$26.30**
Total	**1,403**	**5.2**	**$19.67**	**934**	**$17.55**

The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.1%, 2.4% and 3.0%; expected volatility of 34%, 35% and 35%; and expected lives of 4.5, 3.8 and 3.3 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2004, 2003 and 2002 were $9.45, $5.77 and $5.84, respectively.

Note 12: Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Concentrations of Credit Risk

There were no off-balance sheet derivative financial instruments as of December 31, 2004 or 2003.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2004.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

The Company selectively uses derivative financial instruments to manage interest costs and currency exchange risks. The Company does not hold derivatives for trading purposes. No credit loss is anticipated, as the counterparties to these agreements are major financial institutions with high credit ratings.

To effectively manage interest costs, the Company utilizes interest rate swaps as cash flow hedges of variable rate debt. Also as part of its hedging strategy, the Company utilizes purchased option and forward exchange contracts as cash flow hedges to minimize the impact of currency fluctuations on transactions, cash flows and firm commitments. These contracts for the sale or purchase of European and other currencies generally mature within one year.

Notional transaction amounts and fair values for the Company's outstanding derivatives, by risk category and instrument type, as of December 31, 2004 and 2003, are summarized as follows. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2004		2003	
	Notional Amount	*Fair Value*	*Notional Amount*	*Fair Value*
Foreign currency forwards	**$ 6,129**	**(479)**	—	—
Interest rate swaps	**$125,317**	**304**	—	—

Note 13: Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. In addition, due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the vast majority of the plaintiffs are not impaired with a disease for which the Company bears any responsibility.

Predecessors to the Company manufactured, distributed and sold products allegedly at issue in the pending asbestos and silicosis litigation lawsuits (the "Products"). The Company has potential responsibility for certain of these Products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

Neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos-containing components used in the Products were completely encapsulated in a protective non-asbestos binder and enclosed within the subject Products. Furthermore, the Company has never manufactured or distributed portable air compressors.

The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

The Company believes that the pending and future asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Note 14: Segment Information

Subsequent to the acquisition of Nash Elmo and Syltone, the Company continues to be organized based upon the products and services it offers and has four operating divisions: Compressor, Blower, Liquid Ring Pump and Fluid Transfer. These divisions comprise two reportable segments, Compressor and Vacuum Products (formerly Compressed Air Products) and Fluid Transfer Products. The Compressor, Blower (which now includes the Syltone transportation-related activities and Nash Elmo's side channel blower business) and Liquid Ring Pump (consisting of Nash Elmo's liquid ring pump business) Divisions are aggregated into one reportable segment (Compressor and Vacuum Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics. During the third quarter of 2004, the Company's former Pump and Fluid Transfer (which consisted of the Syltone fluid transfer-related activities) Divisions were combined into one division, Fluid Transfer. These two divisions were previously aggregated into one reportable segment (Fluid Transfer Products) primarily due to the same factors as noted above, and thus, there has been no change to the Fluid Transfer Products segment.

In the Compressor and Vacuum Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; positive displacement, centrifugal and side channel blowers; and liquid ring pumps and engineered systems. The markets served are primarily in the United States, Europe and Asia.

The Fluid Transfer Products segment designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket products used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance. This segment also designs, manufactures, markets and services other fluid transfer components and equipment for the chemical, petroleum and food industries. The markets served are primarily the United States, Europe, Canada and Asia.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on income before interest expense, other income, net and income taxes. Certain assets attributable to corporate activity are not allocated to the segments. General corporate assets (unallocated assets) consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

Summarized information about the Company's operations by business segment and by geographic area follows:

	Revenues			*Operating Earnings*			*Identifiable Assets*		
	2004	*2003*	*2002*	***2004***	*2003*	*2002*	***2004***	*2003*	***2002***
Compressor and Vacuum Products	**$589,382**	369,023	350,036	**$ 46,681**	27,792	29,795	**$ 848,470**	375,376	368,761
Fluid Transfer Products	**150,157**	70,507	68,122	**15,069**	4,093	5,193	**106,073**	72,528	68,240
Total	**$739,539**	439,530	418,158	**61,750**	31,885	34,988	**954,543**	447,904	437,001
Interest expense				**(10,102)**	(4,748)	(6,365)			
Other income, net				**638**	3,221	204			
Income before income taxes				**$ 52,286**	30,358	28,827			
General corporate (unallocated)							**74,066**	141,829	41,729
Total assets							**$1,028,609**	589,733	478,730

	LIFO Liquidation Income			*Depreciation and Amortization Expense*			*Capital Expenditures*		
	2004	*2003*	*2002*	***2004***	*2003*	*2002*	***2004***	*2003*	*2002*
Compressor and Vacuum Products	**$132**	316	161	**$17,902**	11,739	11,517	**$16,367**	8,864	9,856
Fluid Transfer Products	**—**	50	233	**3,999**	2,827	2,622	**3,183**	3,086	3,785
Total	**$132**	366	394	**$21,901**	14,566	14,139	**$19,550**	11,950	13,641

	Revenues			*Property, Plant and Equipment*		
	2004	*2003*	*2002*	***2004***	*2003*	*2002*
United States	**$327,551**	253,592	264,536	**$ 71,026**	58,581	61,372
Europe	**237,775**	97,198	85,735	**70,055**	16,686	14,672
Asia	**93,150**	39,963	25,999	**5,834**	—	—
Canada	**37,564**	26,972	18,597	**263**	90	70
Latin America	**32,227**	17,401	17,773	**1,532**	71	48
Other	**11,272**	4,404	5,518	**109**	—	—
Total	**$739,539**	439,530	418,158	**$148,819**	75,428	76,162

Note 15: Quarterly Financial Information (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues	**$154,428**	101,491	**161,297**	109,388	**182,616**	112,061	**241,198**	116,590
Gross margin (1)	**$ 49,917**	30,717	**52,647**	33,237	**59,320**	33,863	**79,220**	33,960
Net income (2), (3), (4)	**$ 6,557**	3,520	**8,276**	5,346	**8,654**	5,277	**13,636**	6,500
Basic earnings per share	**$ 0.40**	0.22	**0.42**	0.33	**0.44**	0.33	**0.69**	0.40
Diluted earnings per share	**$ 0.39**	0.22	**0.41**	0.33	**0.43**	0.32	**0.67**	0.40
Common stock prices:								
High	**$ 30.30**	20.44	**28.96**	20.80	**28.53**	25.10	**37.95**	24.99
Low	**$ 23.75**	16.35	**24.55**	18.10	**25.36**	20.05	**27.15**	19.95

(1) Gross margin equals revenues less cost of sales.

(2) The quarter ended December 31, 2003 includes $2,184 from an unrealized foreign currency transaction gain and $1,946 in charges related to profitability improvement programs.

(3) The quarter ended March 31, 2004 includes $846 from an unrealized foreign currency transaction gain.

(4) The quarter ended December 31, 2004 includes the favorable impact of $939 stemming from an adjustment to depreciation and amortization expense due to finalizing the purchase price allocation for the Syltone acquisition. In addition, the effective income tax rate for the quarter ended December 31, 2004 was 18.3% due to net favorable income tax reductions that lowered the effective rate for the full year to 29.0%, compared to 32.0% for the prior year quarter and full year.

Gardner Denver, Inc. common stock (symbol GDI) has traded on the New York Stock Exchange since August 14, 1997, under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI.

Note 16: Subsequent Event (Unaudited)

On March 8, 2005, the Company signed a definitive agreement to acquire Thomas Industries Inc. ("Thomas"), a New York Stock Exchange listed company trading under the ticker symbol "TII." Thomas is a worldwide leader in the design, manufacture and marketing of precision engineered pumps, compressors and blowers. The agreed-upon purchase price is $40.00 per share for all outstanding shares and share equivalents (approximately $734 million) and the assumption of $9.5 million of long-term capitalized lease obligations. As of December 31, 2004, Thomas had $267 million in cash, cash equivalents and short-term investments. The net transaction value, including assumed debt and net of cash, is approximately $476 million.

Thomas is a leading supplier of pumps, compressors and blowers to the original equipment manufacturer (OEM) market in such applications as medical equipment, gasoline vapor and refrigerant recovery, automotive and transportation applications, printing, packaging, tape drives and laboratory equipment. Thomas designs, manufacturers, markets, sells and services these products through worldwide operartions with regional headquarters as follows: North American Group – Sheboygan, Wisconsin; European Group – Puchheim, Germany; and Asia Pacific Group – Hong Kong, China.

Thomas has wholly-owned operations in 21 countries on five continents. Its primary manufacturing facilities are located in Sheboygan, Wisconsin, Monroe, Louisiana, Skokie, Illinois and Syracuse, New York; Schopfheim, Fahrnau, Puchheim and Memmingen, Germany; and Wuxi, China. The manufacturing operations in the United States produce rotary vane, linear, piston and diaphragm pumps and compressors, and various liquid pump technologies. These products are directly sold worldwide to OEM's, as well as through fluid power and industrial distributors. The German operations manufacture a complementary line of rotary vane, linear, diaphragm, gear, side channel, radial, claw, screw and rotary lobe pumps, compressors and blowers, as well as various liquid pump technologies, air-centers and centralized systems. These products are also distributed worldwide. The manufacturing facility in China was constructed during late 2004 and will begin production in mid 2005.

Thomas' largest markets are Europe and the United States, which represent approximately 52% and 38% of its revenues, respectively. Of the total sales to Europe, approximately 61% are to Germany and 39% to other European countries. Approximately 10% of Thomas' revenues are generated in Asia Pacific. At December 31, 2004, Thomas employed approximately 2,200 people.

For the year ended December 31, 2004, Thomas' revenues and operating income were $410 million and $209 million, respectively. Operating income for this period included $19 million from Thomas' 32% interest in the Genlyte Thomas Group LLC (GTG), a joint venture formed with The Genlyte Group Incorporated (Genlyte) in 1998, and a $160 million nonrecurring gain on the sale of this joint venture in July 2004. For the twelve-month period of 2004, operating income from Thomas' Pumps and Compressors segment, net of corporate expenses, was $30 million.

Gardner Denver has received a debt commitment to fully finance the acquisition of Thomas. However, Gardner Denver intends to finance the acquisition through an amended and expanded senior secured bank facility and a public offering of approximately $200 million of its common stock. In addition, the Company may choose to access the debt capital markets. The acquisition is not conditioned upon completion of any of these financings and the size and timing of the equity and any debt financings are subject to prevailing market conditions.

The acquisition is expected to close in 2005 and is subject to the approval of Thomas' stockholders and other customary closing conditions, including the receipt of applicable regulatory approvals.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2004 (the "Evaluation"). Based upon the Evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are effective in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this annual report was being prepared.

Management's Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm contained in "Item 8. Financial Statements and Supplementary Data," is hereby incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning the Company's directors contained under "Election of Directors," "Nominees for Election," and "Directors Whose Terms of Office Will Continue After the Meeting," and the information contained in the first and third paragraphs under "Corporate Governance," the first, second and third sentences under "Board of Directors Committees–The Audit and Finance Committee," and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Gardner Denver Proxy Statement, dated March 15, 2005, is hereby incorporated herein by reference.

Executive Officers of the Registrant

The following sets forth certain information with respect to Gardner Denver's executive officers as of March 10, 2005. These officers serve at the pleasure of the Board of Directors.

Name	Position	Age
Ross J. Centanni	Chairman, President and Chief Executive Officer	59
Michael S. Carney	Vice President and General Manager, Blower Division	47
Helen W. Cornell	Vice President, Finance and Chief Financial Officer	46
Tracy D. Pagliara	Vice President, Administration, General Counsel and Secretary	42
J. Dennis Shull	Vice President and General Manager, Compressor Division	56
Richard C. Steber	Vice President and General Manager, Liquid Ring Pump Division	54

Ross J. Centanni, age 59, has been President and Chief Executive Officer and a director of Gardner Denver since its incorporation in November 1993. He has been Chairman of Gardner Denver's Board of Directors since November 1998. Prior to Gardner Denver's spin-off from Cooper in April 1994, he was Vice President and General Manager of the Division, where he also served as Director of Marketing from August 1985 to June 1990. He has a B.S. degree in industrial technology and an M.B.A. degree from Louisiana State University. Mr. Centanni is a director of Esterline Technologies, a publicly held manufacturer of components for avionics, propulsion and guidance systems, and Denman Services, Inc., a privately held supplier of medical products. He is also a member of the Petroleum Equipment Suppliers Association Board of Directors and a member of the Executive Committee of the International Compressed Air and Allied Machinery Committee.

Michael S. Carney, age 47, joined the Company as Vice President and General Manager, Gardner Denver Blower Division in November 2001. Prior to joining Gardner Denver, Mr. Carney worked for Woods Equipment Company from 1995 to May 2001. The last position he held with Woods was Vice President, Construction Business. From 1979 to 1995, Mr. Carney worked for General Electric Company in various management positions. Mr. Carney has a B.S.M.E. degree from the University of Notre Dame, an M.S.E.E. degree from the University of Cincinnati and an M.S.I.A. degree from Purdue University.

Helen W. Cornell, age 46, was appointed Vice President, Finance and Chief Financial Officer in August 2004. She served as Vice President and General Manager, Fluid Transfer Division and Operations Support of Gardner Denver from March 2004 until her promotion. She served as Vice President, Strategic Planning and Operations Support from August 2001 until March 2004 and Vice President, Compressor Operations for the

Compressor and Pump Division from April 2000 until August 2001. From November 1993 until accepting her operations role, Ms. Cornell held positions of increasing responsibility as the Corporate Secretary and Treasurer of the Company, serving in the role of Vice President, Corporate Secretary and Treasurer from April 1996 until April 2000. She holds a B.S. degree in accounting from the University of Kentucky and an M.B.A. from Vanderbilt University. She is a Certified Public Accountant and a Certified Management Accountant.

Tracy D. Pagliara, age 42, was appointed Vice President, Administration, General Counsel and Secretary of Gardner Denver in March 2004. He previously served as Vice President, General Counsel and Secretary of Gardner Denver from August 2000 until his promotion. Prior to joining Gardner Denver, Mr. Pagliara held positions of increasing responsibility in the legal departments of Verizon Communications/GTE Corporation from August 1996 to August 2000 and Kellwood Company from May 1993 to August 1996, ultimately serving in the role of Assistant General Counsel for each company. Mr. Pagliara, a Certified Public Accountant, has a B.S. degree in accounting and a J.D. degree from the University of Illinois.

J. Dennis Shull, age 56, has been the Vice President and General Manager, Gardner Denver Compressor Division since January 2002. He previously served the Company as Vice President and General Manager, Gardner Denver Compressor and Pump Division since its organization in August 1997. Prior to August 1997, he served as Vice President, Sales and Marketing since the Company's incorporation in November 1993. From August 1990 until November 1993, Mr. Shull was the Director of Marketing for the Division. Mr. Shull has a B.S. degree in business from Northeast Missouri State University and an M.A. in business from Webster University.

Richard C. Steber, age 54, has been the Vice President and General Manager, Gardner Denver Liquid Ring Pump Division since January 2005. He previously served the Company as Vice President and General Manager of the Gardner Denver Fluid Transfer Division (formerly the Gardner Denver Pump Division) from January 2002 until his promotion. Prior to joining Gardner Denver, he was employed by Goulds Pumps, a division of ITT Industries, for twenty-five years, most recently as the President and General Manager for Europe, Middle East and Africa. He previously held positions as Vice President for both the sales and marketing organizations at Goulds Pumps, with domestic and international responsibility. Mr. Steber has a B.S. degree in engineering from the State University of New York College of Environmental Science and Forestry at Syracuse University.

The Company's policy regarding Corporate Governance and its Code of Ethics and Business Conduct (the "Code") promotes the highest ethical standards in all of the Company's business dealings. The Code satisfies the SEC's requirements for a Code of Ethics for senior financial officers and applies to all Company employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and also the Company's Directors. The Code is available on the Company's Internet website at www.gardnerdenver.com. Any amendment to the Code will promptly be posted on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

The information related to executive compensation contained under "Compensation of Directors," "Executive Management Compensation" and "Employee and Executive Benefit Plans" of the Gardner Denver Proxy Statement, dated March 15, 2005, is hereby incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information contained under "Security Ownership of Management and Certain Beneficial Owners" of the Gardner Denver Proxy Statement, dated March 15, 2005, is hereby incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information appearing under "Certain Relationships and Related Transactions" of the Gardner Denver Proxy Statement, dated March 15, 2005, is hereby incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing under "Accounting Fees" of the Gardner Denver Proxy Statement, dated March 15, 2005, is hereby incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) Documents filed as a part of this report:

The following information is filed as part of this Form 10-K:

b) Schedules

The following financial statement schedule for the years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the previously referenced financial statements:

Schedule II – Valuation and Qualifying Accounts
For the Years Ended December 31, 2004, 2003 and 2002
(dollars in thousands)

	Balance at Beginning Of Year	*Charged to Costs and Expenses*	*Charged to Other Accounts (1)*	*Deductions*	*Balance At End Of Year*
Allowance for Doubtful Accounts:					
2004	$4,534	$ 918	$4,007	$(1,916)	$7,543
2003	$5,279	$ 795	$ 170	$(1,710)	$4,534
2002	$5,229	$1,905	$ 303	$(2,158)	$5,279

(1) Includes the allowance for doubtful accounts of acquired businesses at the dates of acquisition and the effect of foreign currency translation adjustments for those companies whose functional currency is not the U.S. dollar.

c) Exhibits

2.1 Agreement and Plan of Merger dated July 28, 2004 by and among Gardner Denver, Inc., Neptune Holdings I, Inc, nash_elmo Holdings LLC and Audax Vacuum Corp, filed as Exhibit 2.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.

2.2 Form of Amendment to Agreement and Plan of Merger dated September 1, 2004 by and among Gardner Denver, Inc., Neptune Holdings I, Inc, nash_elmo Holdings LLC and Audax Vacuum Corp, filed as Exhibit 2.2 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.

2.3 Agreement and Plan of Merger dated July 28, 2004 by and among Gardner Denver, Inc., Neptune Holdings II, Inc. and nash_elmo Corp., filed as Exhibit 2.3 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.

2.4 Amendment to Agreement and Plan of Merger dated July 28, 2004 by and among Gardner Denver, Inc., Neptune Holdings II, Inc. and nash_elmo Corp., filed as Exhibit 2.4 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.

2.5 Escrow Agreement dated September 1, 2004 by and among Gardner Denver, Inc., Wells Fargo Bank, National Association, as escrow agent, and Audax Vacuum Corp., filed as Exhibit 2.5 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.

2.6 Agreement and Plan of Merger dated March 8, 2005 among Gardner Denver, Inc., PT Acquisition Corporation and Thomas Industries Inc., filed as Exhibit 2.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated March 9, 2005, and incorporated herein by reference.

3.1 Certificate of Incorporation of Gardner Denver, Inc., as amended on May 5, 1998, filed as Exhibit 3.1 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated August 13, 1998, and incorporated herein by reference.

3.2 ByLaws of Gardner Denver, Inc., as amended on July 31, 2001, filed as Exhibit 3.2 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated August 13, 2001, and incorporated herein by reference.

4.1 Amended and Restated Rights Agreement dated as of January 17, 2005, between Gardner Denver, Inc. and National City Bank as Rights Agent, filed as Exhibit 4.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated January 21, 2005, and incorporated herein by reference.

4.2 Note Purchase Agreement, dated as of September 26, 1996, filed as Exhibit 4.0 to Gardner Denver Machinery Inc.'s Quarterly Report on Form 10-Q, dated November 14, 1996, and incorporated herein by reference.

4.2.1 Second Amendment dated August 31, 2001, to the Note Purchase Agreement dated as of September 26, 1996 filed as Exhibit 4.2.1 on Form 10-Q, dated November 13, 2001, and incorporated herein by reference.

10.0+ Amended and Restated Credit Agreement dated September 1, 2004 by and among Gardner Denver, Inc., J.P. Morgan Securities, Inc., as lead arranger, and the other lenders named therein filed as Exhibit 10.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.

10.1* Gardner Denver, Inc. Long-Term Incentive Plan, as amended May 4, 2004, filed as Exhibit 10.1 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated May 10, 2004, and incorporated herein by reference.

10.2* Gardner Denver Machinery Inc. Supplemental Excess Defined Benefit Plan filed as Exhibit 10.9 to Gardner Denver Machinery Inc.'s Registration Statement on Form 10, effective on March 31, 1994, and incorporated herein by reference.

10.3* Gardner Denver Machinery Inc. Supplemental Excess Defined Contribution Plan, filed as Exhibit 10.10 to Gardner Denver Machinery Inc.'s Registration Statement on Form 10, effective on March 31, 1994, and incorporated herein by reference.

10.4* Amended and Restated Form of Indemnification Agreements between Gardner Denver, Inc. and its directors, officers or representatives, filed as Exhibit 10.4 to Gardner Denver, Inc.'s Form 10-K, dated March 28, 2002, and incorporated herein by reference.

10.6* Gardner Denver, Inc. Phantom Stock Plan for Outside Directors, as amended May 4, 1998 and March 7, 2000, with an effective date of April 1, 2000, filed as Exhibit 10.6 to Gardner Denver, Inc.'s Form 10-K, dated March 28, 2001, and incorporated herein by reference.

10.7* Gardner Denver, Inc. Executive Stock Repurchase Program, as amended May 6, 2003 filed as Exhibit 10.7 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated May 8, 2003, and incorporated herein by reference.

10.8* Gardner Denver, Inc. Incentive Stock Option Agreement, filed as Exhibit 10.8 to Gardner Denver, Inc.'s Form 10-K dated March 22, 2001, and incorporated herein by reference.

10.9* Gardner Denver, Inc. Nonstatutory Stock Option Agreement, filed as Exhibit 10.9 to Gardner Denver, Inc.'s Form 10-K dated March 22, 2001, and incorporated herein by reference.

10.10* Form of Gardner Denver, Inc. Nonemployee Director Stock Option Agreement, as amended July 29, 2003 filed as Exhibit 10.10 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated November 12, 2003 and incorporated herein by reference.

10.11* Gardner Denver, Inc. Management Annual Incentive Plan dated January 2, 2001, filed as Exhibit 10.11 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated May 14, 2001, and incorporated herein by reference.

10.12* Form of Gardner Denver, Inc. Long-Term Cash Bonus Agreement between Gardner Denver, Inc. and executive bonus award participants, filed as Exhibit 10.12 to Gardner Denver, Inc.'s Form 10-K, dated March 28, 2002, and incorporated herein by reference.

10.13* Change in Control Agreement dated August 1, 2002, entered into between Gardner Denver, Inc. and its Chief Executive Officer, filed as Exhibit 10.13 to Gardner Denver, Inc.'s Quarterly Report on 10-Q, dated August 13, 2002, and incorporated herein by reference.

10.14* Form of Change in Control Agreement dated August 1, 2002, entered into between Gardner Denver, Inc. and its executive officers, filed as Exhibit 10.14 to Gardner Denver, Inc.'s Quarterly Report on 10-Q, dated August 13, 2002, and incorporated herein by reference.

10.15* Gardner Denver, Inc. Executive Retirement Planning Program Services, dated May 5, 2003, filed as Exhibit 10.15 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated August 8, 2003 and incorporated herein by reference.

10.16* Salary Continuation Agreement dated August 16, 2004 between Gardner Denver, Inc. and Philip R. Roth, filed as Exhibit 10.1 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by reference.

12 Ratio of Earnings to Fixed Charges.

21 Subsidiaries of Gardner Denver, Inc.

23 Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney.

31.1 Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ The registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the SEC upon request.

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARDNER DENVER, INC.

By /s/ Ross J. Centanni
Ross J. Centanni
Chairman, President and CEO

Date: March 15, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 15, 2005, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Ross J. Centanni Ross J. Centanni	Chairman, President and CEO (Principal Executive Officer) and Director
/s/ Helen W. Cornell Helen W. Cornell	Vice President, Finance and CFO (Principal Financial Officer)
/s/ Daniel C. Rizzo, Jr. Daniel C. Rizzo, Jr.	Vice President and Corporate Controller (Chief Accounting Officer)
* Donald G. Barger, Jr.	Director
* Frank J. Hansen	Director
* Raymond R. Hipp	Director
* Thomas M. McKenna	Director
* David D. Petratis	Director
* Diane K. Schumacher	Director
* Richard L. Thompson	Director

* By /s/ Tracy D. Pagliara
Tracy D. Pagliara
Attorney-in-fact

GARDNER DENVER, INC.
INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated July 28, 2004 by and among Gardner Denver, Inc., Neptune Holdings I, Inc, nash_elmo Holdings LLC and Audax Vacuum Corp, filed as Exhibit 2.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.
2.2	Form of Amendment to Agreement and Plan of Merger dated September 1, 2004 by and among Gardner Denver, Inc., Neptune Holdings I, Inc, nash_elmo Holdings LLC and Audax Vacuum Corp, filed as Exhibit 2.2 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.
2.3	Agreement and Plan of Merger dated July 28, 2004 by and among Gardner Denver, Inc., Neptune Holdings II, Inc. and nash_elmo Corp., filed as Exhibit 2.3 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.
2.4	Amendment to Agreement and Plan of Merger dated July 28, 2004 by and among Gardner Denver, Inc., Neptune Holdings II, Inc. and nash_elmo Corp., filed as Exhibit 2.4 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.
2.5	Escrow Agreement dated September 1, 2004 by and among Gardner Denver, Inc., Wells Fargo Bank, National Association, as escrow agent, and Audax Vacuum Corp., filed as Exhibit 2.5 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.
2.6	Agreement and Plan of Merger dated March 8, 2005 among Gardner Denver, Inc., PT Acquisition Corporation and Thomas Industries Inc., filed as Exhibit 2.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated March 9, 2005, and incorporated herein by reference.
3.1	Certificate of Incorporation of Gardner Denver, Inc., as amended on May 5, 1998, filed as Exhibit 3.1 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated August 13, 1998, and incorporated herein by reference.
3.2	ByLaws of Gardner Denver, Inc., as amended on July 31, 2001, filed as Exhibit 3.2 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated August 13, 2001, and incorporated herein by reference.
4.1	Amended and Restated Rights Agreement dated as of January 17, 2005, between Gardner Denver, Inc. and National City Bank as Rights Agent, filed as Exhibit 4.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated January 21, 2005, and incorporated herein by reference.
4.2	Note Purchase Agreement, dated as of September 26, 1996, filed as Exhibit 4.0 to Gardner Denver Machinery Inc.'s Quarterly Report on Form 10-Q, dated November 14, 1996, and incorporated herein by reference.
4.2.1	Second Amendment dated August 31, 2001, to the Note Purchase Agreement dated as of September 26, 1996 filed as Exhibit 4.2.1 on Form 10-Q, dated November 13, 2001, and incorporated herein by reference.

10.0+	Amended and Restated Credit Agreement dated September 1, 2004 by and among Gardner Denver, Inc., J.P. Morgan Securities, Inc., as lead arranger, and the other lenders named therein filed as Exhibit 10.1 to Gardner Denver, Inc.'s Current Report on Form 8-K, dated September 2, 2004, and incorporated herein by reference.
10.1*	Gardner Denver, Inc. Long-Term Incentive Plan, as amended May 4, 2004 filed as Exhibit 10.1 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated May 10, 2004, and incorporated herein by reference.
10.2*	Gardner Denver Machinery Inc. Supplemental Excess Defined Benefit Plan filed as Exhibit 10.9 to Gardner Denver Machinery Inc.'s Registration Statement on Form 10, effective on March 31, 1994, and incorporated herein by reference.
10.3*	Gardner Denver Machinery Inc. Supplemental Excess Defined Contribution Plan, filed as Exhibit 10.10 to Gardner Denver Machinery Inc.'s Registration Statement on Form 10, effective on March 31, 1994, and incorporated herein by reference.
10.4*	Amended and Restated Form of Indemnification Agreements between Gardner Denver, Inc. and its directors, officers or representatives, filed as Exhibit 10.4 to Gardner Denver, Inc.'s Form 10-K, dated March 28, 2002, and incorporated herein by reference.
10.6*	Gardner Denver, Inc. Phantom Stock Plan for Outside Directors, as amended May 4, 1998 and March 7, 2000, with an effective date of April 1, 2000, filed as Exhibit 10.6 to Gardner Denver, Inc.'s Form 10-K, dated March 28, 2001, and incorporated herein by reference.
10.7*	Gardner Denver, Inc. Executive Stock Repurchase Program, as amended May 6, 2003 filed as Exhibit 10.7 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated May 8, 2003, and incorporated herein by reference.
10.8*	Gardner Denver, Inc. Incentive Stock Option Agreement, filed as Exhibit 10.8 to Gardner Denver, Inc.'s Form 10-K dated March 22, 2001, and incorporated herein by reference.
10.9*	Gardner Denver, Inc. Nonstatutory Stock Option Agreement, filed as Exhibit 10.9 to Gardner Denver, Inc.'s Form 10-K dated March 22, 2001, and incorporated herein by reference.
10.10*	Form of Gardner Denver, Inc. Nonemployee Director Stock Option Agreement, as amended July 29, 2003 filed as Exhibit 10.10 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated November 12, 2003 and incorporated herein by reference.
10.11*	Gardner Denver, Inc. Management Annual Incentive Plan dated January 2, 2001, filed as Exhibit 10.11 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q, dated May 14, 2001, and incorporated herein by reference.
10.12*	Form of Gardner Denver, Inc. Long-Term Cash Bonus Agreement between Gardner Denver, Inc. and executive bonus award participants, filed as Exhibit 10.12 to Gardner Denver, Inc.'s Form 10-K, dated March 28, 2002, and incorporated herein by reference.
10.13*	Change in Control Agreement dated August 1, 2002, entered into between Gardner Denver, Inc. and its Chief Executive Officer, filed as Exhibit 10.13 to Gardner Denver, Inc.'s Quarterly Report on 10-Q, dated August 13, 2002, and incorporated herein by reference.
10.14*	Form of Change in Control Agreement dated August 1, 2002, entered into between Gardner Denver, Inc. and its executive officers, filed as Exhibit 10.14 to Gardner Denver, Inc.'s Quarterly Report on 10-Q, dated August 13, 2002, and incorporated herein by reference.
10.15*	Gardner Denver, Inc. Executive Retirement Planning Program Services, dated May 5, 2003, filed as Exhibit 10.15 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated August 8, 2003 and incorporated herein by reference.

10.16*	Salary Continuation Agreement dated August 16, 2004 between Gardner Denver, Inc. and Philip R. Roth, filed as Exhibit 10.1 to Gardner Denver, Inc.'s Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by reference.
12	Ratio of Earnings to Fixed Charges.
21	Subsidiaries of Gardner Denver, Inc.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ The registrant hereby agrees to furnish supplementally a copy of any omitted schedules to this agreement to the SEC upon request.

* Management contract or compensatory plan.

Exhibit 12

GARDNER DENVER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,				
	2004	2003	2002	2001	2000
Earnings:					
Income before income taxes	$52,286	30,358	28,827	34,683	29,894
Fixed charges	12,704	6,019	7,483	7,789	8,486
Earnings, as defined	$64,990	36,377	36,310	42,472	38,380
Fixed Charges:					
Interest expense	$10,102	4,748	6,365	6,796	7,669
Rentals - portion representative of interest	2,602	1,271	1,118	993	817
Total fixed charges	$12,704	6,019	7,483	7,789	8,486
Ratio of Earnings to Fixed Charges	5.1x	6.0x	4.9x	5.5x	4.5x

SUBSIDIARIES OF GARDNER DENVER, INC.

LEGAL NAME	JURISDICTION OF INCORPORATION	NAME SUBSIDIARY USES FOR DOING BUSINESS
Air-Relief, Inc.	Kentucky	Air Relief, Inc.
Allen-Stuart Equipment Company, Inc.	Texas	Gardner DenverEngineered Packaging Center
Belliss & Morcom (USA) Inc.	Delaware	Bellis & Morcom (USA) Inc.
Bellis & Morcom Limited	United Kingdom	Bellis & Morcom Limited
Gardner Denver Drum Ltd.	United Kingdom	Gardner Denver Drum Ltd.
Emco Wheaton Corp.	Canada	Emco Wheaton Corp.
Emco Wheaton GmbH	Germany	Emco Wheaton GmbH
Emco Wheaton UK Ltd.	United Kingdom	Emco Wheaton UK Ltd.
Gardner Denver (Deutschland) GmbH	Germany	Gardner Denver(Deutschland) GmbH
Gardner Denver Holdings Inc.	Delaware	Gardner Denver Holdings Inc.
Gardner Denver Hoffman, Ltd.	United Kingdom	Gardner Denver Hoffman,Ltd.
Gardner Denver International, Inc.	Delaware	Gardner Denver International, Inc.
Gardner Denver Ireland Limited	Ireland	Gardner Denver Ireland Limited
Gardner Denver Kompressoren GmbH	Germany	Gardner Denver Kompressoren GmbH
Gardner Denver Machinery (Shanghai) Co., Ltd.	China	Gardner Denver Machinery (Shanghai) Co., Ltd.
Gardner Denver Ltd.	United Kingdom	Gardner Denver Ltd.
Gardner Denver Nova Scotia, ULC	Nova Scotia	Gardner Denver NovaScotia, ULC
Gardner Denver SA	France	Gardner Denver SA
Gardner Denver Oy	Finland	Gardner Denver Oy
Gardner Denver Water Jetting Systems, Inc.	Texas	Gardner Denver Water Jetting Systems, Inc.
Gardner Denver Wittig GmbH	Germany	Gardner Denver Wittig GmbH
GD First UK Ltd.	United Kingdom	GD First UK Ltd.
GD Investment Ky	Finland	GD Investment Ky
Hamworthy Belliss & Morcom Brasil Ltda.	Brazil	Hamworthy Belliss & Morcom Brasil Ltda.
Hamworthy Bellis & Morcom Limited	United Kingdom	Hamworthy Bellis & Morcom Limited
Hoffman Air Filtration Licensco Inc.	Delaware	Hoffman Air Filtration Licensco Inc.
Hoffman Air & Filtration Systems	United Kingdom	Hoffman Air & Filtration Systems
Lamson Corporation	New York	Lamson Corporation
Gardner Denver Systems A/S	Denmark	Gardner Denver Systems A/S
Gardner Denver Australia Pty Ltd.	Australia	Gardner Denver Australia Pty Ltd.
Gardner Denver Belgium NV	Belgium	Gardner Denver Belgium NV
Gardner Denver Munster GmbH	Germany	Gardner Denver Munster GmbH
Gardner Denver do Brasil Industria e Comercio de Compressores Ltda	Brazil	Gardner Denver do Brasil Industria e Comercio de Compressores Ltda
MAPRO International (own 24.183%)	Italy	MAPRO International
Motala Verstad AB (own 9.6%)	Sweden	Motala Verstad AB
nash_elmo Australia Pty Ltd.	Australia	nash_elmo Australia Pty Ltd.
nash_elmo Austria GmbH	Austria	nash_elmo Austria GmbH
nash_elmo Bermuda Limited	Bermuda	nash_elmo Bermuda Limited
nash_elmo Brasil Bombas Ltda.	Brasil	nash_elmo Brasil Bombas Ltda.
The Nash Engineering Company of Canada Ltd.	Canada	The Nash Engineering Company of Canada Ltd.
nash_elmo Industries China Ltd.	China	nash_elmo Industries ChinaLtd.
nash_elmo Shanghai Vacuum Equipment Co., Ltd.	China	nash_elmo Shanghai Vacuum Equipment Co., Ltd.
nash_elmo France SARL	France	nash_elmo France SARL
nash_elmo Industries GmbH	Germany	nash_elmo Industries GmbH
nash_elmo Italy S.r.l.	Italy	nash_elmo Italy S.r.l.
nash_elmo Japan Ltd.	Japan	nash_elmo Japan Ltd.
nash_elmo Korea Ltd.	Korea	nash_elmo Korea Ltd.
nash_elmo Benelux B.V.	Netherlands	nash_elmo Benelux B.V.
nash_elmo International Singapore Pte. Ltd.	Singapore	nash_elmo International Singapore Pte. Ltd.
nash_elmo Scandinavia AB	Sweden	nash_elmo Scandinavia AB
nash_elmo Switzerland GmbH	Switzerland	nash_elmo Switzerland GmbH
nash_elmo U.K. Ltd.	United Kingdom	nash_elmo U.K. Ltd.
nash_elmo Holdings LLC	Delaware	nash_elmo Holdings LLC
nash_elmo Industries, L.L.C.	Delaware	nash_elmo Industries, L.L.C.

LEGAL NAME	JURISDICTION OF INCORPORATION	NAME SUBSIDIARY USES FOR DOING BUSINESS
nash_elmo International LLC	Delaware	nash_elmo International LLC
Gardner Denver France SA	France	Gardner Denver France SA
Gardner Denver Iberica, S.L.	Spain	Gardner Denver Iberica, S.L.
Gardner Denver Industries plc	United Kingdom	Gardner Denver Industries plc
Gardner Denver Industries GmbH	Germany	Gardner Denver Industries GmbH
Gardner Denver Drum LLC	Kentucky	Gardner Denver Drum LLC
Gardner Denver Industries SA	France	Gardner Denver Industries SA
Gardner Denver International Ltd	United Kingdom	Gardner Denver International Ltd.
Gardner Denver Italia s.r.l.	Italy	Gardner Denver Italia s.r.l.
Gardner Denver Malaysia Sdn Bhd	Malaysia	Gardner Denver Malaysia Sdn Bhd
Emco Wheaton USA, Inc.	Texas	Emco Wheaton USA, Inc.
Gardner Denver Nederland B.V.	Netherlands	Gardner Denver Nederland B.V.
Gardner Denver Polska Sp. z.o.o.	Poland	Gardner Denver Polska Sp. z.o.o.
Gardner Denver UK Ltd.	United Kingdom	Gardner Denver UK Ltd.
Webster Drives Ltd.	United Kingdom	Webster Drives Ltd.
Tamrotor Kompressorit Oy (own 51%)	Finland	Tamrotor Kompressorit Oy
Tamrotor Marine Compressor AS (own 9%)	Norway	Tamrotor MarineCompressor AS
TCM Investments, Inc.	Oklahoma	TCM Investments, Inc.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Gardner Denver, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-91088, 333-24921, 333-84397, 333-61314 and 333-116108) on Form S-8 and the registration statements (No. 333-109086 and 333-122422) on Form S-3 of Gardner Denver, Inc. and subsidiaries (the Company) of our reports dated March 11, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of the Company.

/s/ KPMG LLP

St. Louis, Missouri
March 11, 2005

Exhibit 24

POWER OF ATTORNEY

The undersigned directors of Gardner Denver, Inc., a Delaware corporation (the "Company"), which anticipates filing with the Securities and Exchange Commission (the "Commission") under the provisions of the Securities Exchange Act of 1934 (the "Act") an Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended December 31, 2004 (together with any and all subsequent amendments) does hereby constitutes and appoints Ross J. Centanni and Tracy D. Pagliara, and each of them, with full power of substitution and resubstitution, as attorney or attorneys to execute and file on behalf of the undersigned, in their capacity as a director of the Company, the Annual Report and any and all other documents to be filed with the Commission pertaining to the Annual Report with full power and authority to do and perform any and all acts and things whatsoever required or necessary to be done in the premises, as fully as to all intents and purposes as he could do if personally present, hereby ratifying and approving the acts of said attorneys and any of them and any such substitution.

Dated: February 22, 2005

Signature	Title
/s/ Donald G. Barger, Jr. Donald G. Barger, Jr.	Director
/s/ Frank J. Hansen Frank J. Hansen	Director
/s/ Raymond R. Hipp Raymond R. Hipp	Director
/s/ Thomas M. McKenna Thomas M. McKenna	Director
/s/ David D. Petratis David D. Petratis	Director
/s/ Diane K. Schumacher Diane K. Schumacher	Director
/s/ Richard L. Thompson Richard L. Thompson	Director

Exhibit 31.1

Certification

I, Ross J. Centanni, Chairman, President and Chief Executive Officer, Gardner Denver, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Gardner Denver, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ Ross J. Centanni
Ross J. Centanni
Chairman, President and
Chief Executive Officer
Gardner Denver, Inc.

Exhibit 31.2

Certification

I, Helen W. Cornell, Vice President, Finance and Chief Financial Officer, Gardner Denver, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Gardner Denver, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ Helen W. Cornell
Helen W. Cornell
Vice President, Finance and
Chief Financial Officer
Gardner Denver, Inc.

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gardner Denver, Inc. (the "Company") on Form 10-K for the period ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ross J. Centanni, Chairman of the Board and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ross J. Centanni
Ross J. Centanni
Chairman, President and
Chief Executive Officer
Gardner Denver, Inc.
March 15, 2005

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gardner Denver, Inc. (the "Company") on Form 10-K for the period ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Helen W. Cornell, Vice President, Finance and Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Helen W. Cornell
Helen W. Cornell
Vice President, Finance and
Chief Financial Officer
Gardner Denver, Inc.
March 15, 2005